



FIBERSTARS, INC.



2003
ANNUAL REPORT







MISSION:

PROVIDING MORE LIGHT WITH LESS ENERGY TO A BROAD RANGE OF USERS

PROFILE

Fiberstars believes that fiber optic lighting will become a meaningful segment of the $58 billion world lighting market. The Company continues to make technology advances that dramatically improve energy efficiency, performance and pricing so that its lighting systems can more effectively compete with downlights, display case lighting, water lighting, and neon and other lighted signs. Fiberstars is the #1 fiber optic lighting company in the world by a margin of two-to-one in sales over its nearest competitor.

FIBERSTARS LIGHTING:

- is aesthetically more pleasing light with color change and special effects options
- has the potential to materially reduce lighting-related energy consumption
- increases fire and electromagnetic safety by transporting light rather than electricity
- centralizes maintenance and cleaning, and reduces maintenance and labor costs
- eliminates heat transfer and structural support hardware, simplifying light fixtures, installation, and architectural requirements
- reduces ambient cooling system requirements because of reduced heat from light



(left) This monastery in Naples, Italy, features EFO outdoor flood lights, for a clean, sharply detailed light that won't harm the artwork with infrared or ultraviolet rays.

(cover, top photo) Fiberstars lighting is featured in museums around the world. The State Bibliothek in Dresden, Germany, uses Fiberstars to illuminate ancient Mayan writings.

(cover, bottom photo) The lobby for the offices of Trammell Crow in San Antonio features EFO downlights, combining attractive fixtures in the ceiling with beautiful, glare-free light.

IN 2003, FIBERSTARS:

- Was named lead company for the $9.5 million DARPA HEDLight program expected to be the core technology for the next generation of Fiberstars EFO™
- Successfully completed its NIST $2.0 million program by demonstrating the world's first continuous extrusion process for large core optical fiber
- Signed a partnership contract with Gensler, a leading architectural and interior design firm, to help introduce EFO into the commercial lighting market
- Strengthened its board of directors with the addition of Jeff Brite and Sabu Krishnan
- Began manufacturing initiatives in India and Mexico that are expected to improve company margins and profitability
- Raised $4.4 million in equity capital through a PIPE transaction
- Improved EFO efficiency by 25%, created "plug 'n play" ease of installation for EFO systems and developed several innovative EFO light fixtures
- Took $2 million out of expenses and overhead to help stabilize the core business
- Began national roll outs of Fiberstars lighting with a retailer in the U.S. and one in Canada
- Successfully installed EFO in a number of sites, including supermarkets, restaurants, retail stores, commercial buildings and clean rooms
- Hired Jed des Enfants, an aggressive and successful sales executive from GE Lighting, as Vice President of Fiberstars' EFO
- Increased the Company's market cap 93% for the year, a function of new share issuances as well as stock price appreciation




Artisan Bread

(left) Lightly Expressed® light bars create attractive, dramatic lighting for this jewelry case at Gems in Orange County, CA. (right) This Whole Foods supermarket in Colorado used Fiberstars EFO to light their fish, prepared foods and bakery departments, saving 68% in energy vs. halogen lamps.

FIBER OPTICS

Cinemark theaters used Fiberstars EFO to replace 120 MR16 halogen lamps in this restaurant area application in Dallas. They saved 80% on energy, lowered their maintenance and HVAC costs, and received an energy rebate from a Texas utility.



RETAIL LIGHTING STANDARDS TRENDS*


Lighting Energy Budget (watts/square foot)
3.3+
1.9
<1.3
2.5
2
1.5
1
0.5
0
before
2004
future

Standards based on ASHRAE/IESNA recommendations.

In 2003 our swimming pool and spa business, over 50% of Fiberstars' revenue, had a sales downturn. This caused us to lose money in the first quarter and the year. In response to the downturn, Fiberstars reduced expenses by another $2 million from 2002 expense levels — similar to the reductions made in 2002 vs. 2001 — and this resulted in the business achieving breakeven for the last three quarters of the year.

Despite the disappointing revenue year, we believe the outlook for the pool and spa market is positive going forward. A new program was put together during 2003 and taken to customers beginning in September. This program,involving a revamping of the product line and the introduction of colorful new fiber optic water features, has been well received and this group's sales downturn was stemmed in the fourth quarter.

In the first quarter of 2003, Fiberstars and three partner companies were awarded a three-year $9,500,000 contract from the Advanced Technology Office of DARPA (the Defense Advanced Research Programs Agency of the Department of Defense) to create a next generation version of Fiberstars' energy saving EFO technology. The aim is to improve efficiency by 40%, improve lamp color so that it's closer to sunlight, and develop a new EFO fixture that matches the light output and distribution of linear fluorescent fixtures — but at higher energy efficiencies. The initial use envisioned for this new product is lighting for Navy ships and planes. The objective is to provide more energy efficient lighting with better color, in a lighter, more compact form which is more robust and easier to maintain than the fluorescent tubes the Navy is currently using. Since the project began, interest is believed to have broadened to include other government applications. The project is scheduled for completion in 2006; the Company believes that technology emerging from this project will be applicable to Fiberstars' commercial lighting markets as early as 2005.

The Company's other government development award, $2,000,000 during 2000-2003 from the Advanced Technology Program of the National Institute of Standards and Technology (NIST: Department of Commerce), was successfully completed in October 2003. The award enabled Fiberstars to develop the world's only continuous extrusion process for large core optical fiber. The Company believes this process will enable it to serve the anticipated capacity needs of the commercial lighting market, as well as improve the quality and significantly reduce the cost of manufacturing the fiber. This new fiber is expected to be in production in the second quarter of 2004.

In the first quarter of 2003, Fiberstars signed a partnership with Gensler, a large architectural and interior design firm with 25 offices around the world. Under the agreement, Gensler will assist Fiberstars in developing fixtures designed to serve specific markets of opportunity for EFO. We believe this partner-



Fiberstars BritePak® side light is used for safety lighting on the steps of the Victoria and Albert Museum in London.



Fiberstars' new water features line provides colorful excitement for any swimming pool installation, such as this one by Essig Pools, Inc., North Miami Beach, FL.

ship will significantly help the introduction of EFO in the $58 billion world wide commercial lighting market.

At mid-year, Jeff Brite, Director of Product Development for Gensler, joined the Fiberstars Board of Directors. Jeff's expertise in the commercial lighting market has already proved to be of great value to Fiberstars.

With a view toward improving company margins and increasing production capacity in the future, Fiberstars initiated projects in India and Mexico to manufacture selected products, initially for the swimming pool market. After training and pilot production runs, the first shipments from these ventures were received in the fourth quarter, and the product quality from both locations was excellent. Also joining the board in 2003 was Sabu Krishnan, who has been of immeasurable help in the move of product production to India, a program the Company expects will significantly reduce costs of goods.

In the second and third quarter, Fiberstars raised $4,400,000 in equity capital in a PIPE (private investment in a public company) transaction. The Company intends to continue to use the proceeds as working capital to support growth expected in Fiberstars EFO.

In the fourth quarter, Fiberstars made initial shipments of its EFO FiberJacks™ system. This product has two significant improvements over the prior version of EFO: 1) it has a new optical system to marry the fiber optics to the illuminator, which improves efficiency by 25%. This means that EFO's 68 watt lamp now replaces the in-beam equivalent of eight 50 watt halogen bulbs, a total of 400 watts, an 83% energy reduction; and 2) it offers simple "plug and play" installation. The fiber ends plug into the illuminator at one end and the fixture at the other much like a phone jack into a wall outlet, making in-field installation much easier.

In 2003, five new fixtures for EFO were developed, some of which are expected ship for the first time in early 2004. These fixtures are built around an innovative lens design which enables customers to adjust the light beam from 15° to 25° to 40° — the three beam spreads offered by MR-16 halogen lamps.

The Company believes the addition of Ted des Enfants as its new Vice President, Fiberstars EFO, will provide greater focus and energy behind sales and marketing efforts, especially among architects and lighting designers. Ted was a successful sales executive for GE Lighting prior to joining Fiberstars.

Although commercial lighting sales continued to be soft in the U.S. in 2003, sales increased modestly at Fiberstars' subsidiaries in Europe. Both Crescent in England and LBM in Germany are enthusiastic about the future prospects of EFO. Bernhard Mann of LBM installed several EFO jobs over the year, and worked with DIALux to create state of the art software which helps specifiers


EFO TARGET MARKETS/ENTRY
government
"soft goods" retail
commercial
markets/restaurants
"hard goods" retail
2004
2005
2006

design EFO into any space. This software enables customers to see the light output and the fixture appearance they will get from EFO before they commit to an installation, and they can compare EFO to various conventional lighting alternatives. DIALux is used in the U.S. as well as around the world, and is available free to customers on our Web site: www.fiberstars.com.



EFO is being introduced as new regulations are coming into effect governing the amount of wattage commercial customers can devote to lighting. Retailers, for example, will be required to reduce energy for lighting to 1.9 watts/square foot for any new construction or renovation requiring a building permit. Most retailers are higher than that level today. The Company believes that EFO can help customers deliver the light output on merchandise they need to promote sales, and still meet the new energy regulations. These regulations, from the Department of Energy based on industry association recommendations, are effective now in key industrial states, and are scheduled to be national July 15, 2004.

As we enter 2004, the Company has a strong balance sheet, a stabilized core business, a breakthrough energy efficient technology in fiber optic lighting which has been improved significantly to help customers save money and meet stringent new energy consumption guidelines for lighting, and an aggressive and focused new sales and marketing team to lead the charge. Fiberstars also has a dynamic new pool and spa marketing program which is off to a great start.

I look forward to the future, and continue to thank our shareholders for their support of the Company.

Respectfully yours,

DAVID N RUCKERT
PRESIDENT, CEO

FIBERSTARS EFO vs. TRADITIONAL LIGHTING

Technology	*Average footcandles on product*	*Watt/sq ft*	*Product to floor lighting contrast ratio*
CMH spots + Fluorescent	75-100	3.1	< 2:1
EFO + Fluorescent	75-100	0.9	2.5:1


RECEIVED
APR 1 6 2004
187
PROCESSING
SECTION
WASH, D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the fiscal year ended DECEMBER 31, 2003
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________
Commission file number 0-24230

FIBERSTARS, INC.
(Exact name of registrant as specified in its charter)

California	**94-3021850**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

44259 Nobel Drive, Fremont, CA 94538
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(510) 490-0719**
Securities registered under section 12(b) of the Exchange Act: **None**
Securities registered under Section 12(g) of the Exchange Act:

Title of Each Class
Common Stock, $0.0001 par value
Series A Participating
Preferred Stock
Purchase Rights

Indicate by check mark whether the registrant (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $9,971,000 as of June 28, 2003 (based upon the last trading price of the Common Stock of registrant on the Nasdaq National Market as of that date). This calculation does not reflect a determination that any person is an affiliate of the registrant for any other purpose.
As of March 25, 2003, there were 6,526,995 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10 (as to directors and Section 16 (a) Beneficial Ownership Reporting Compliance), 11, 12 (as to Beneficial Ownership), 13 and 14 of Part III of this Report on Form 10-K incorporates information by reference from registrant's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for registrant's 2004 Annual Meeting of Shareholders to be held May 19, 2004.

When used in this Report, the words "expects," "anticipates," "estimates," "plans," and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements as to the Company's competitive position, future operating results, capital expenditures, product development and enhancements, liquidity and strategy, our accounting policies, the effect of recent accounting announcements, development and marketing of new products, relationships with customers and distributors, relationships with suppliers and ability to obtain components, as well as our remarks concerning our ability to compete in the fiber optic lighting market, the evolution and future size of the fiber optic lighting market, seasonal fluctuations, plans for and expected benefits of outsourcing and offshore manufacturing, trends in the price and performance of fiber optic lighting products, the benefits and performance of our lighting products, the adequacy of our current facilities, our strategy with regard to protecting our proprietary technology, our ability to retain qualified employees, our strategy with regard to dividends, our relationship with Advanced Lighting Technologies, Inc. ("ADLT") and future technologies expected to result from our relationship with ADLT. Forward- looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed below, as well as our ability to retain and obtain customer and distributor relationships, the cost of accessing or acquiring technologies or intellectual property, risks relating to developing and marketing new products, manufacturing difficulties, possible delays in the release of products, our ability to obtain components at reasonable prices, the impact of technological advances and competitive products, our ability to attract and retain qualified employees; and the risks set forth below under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors That May Affect Results" and in the Company's other periodic filings with the Securities and Exchange Commission or SEC. These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Fiberstars®, BritePak®, OptiCore™, Lightly Expressed®, Jazz Light™, FX Light™, FX Spa Light™ and Fiberstars EFO™ are our registered trademarks. We also refer to trademarks of other corporations and organizations in this document.

All references to "Fiberstars," "we," "us," "our" or "the Company" means Fiberstars, Inc. and its subsidiaries, except where it is made clear that the term means only the parent company.

PART I

Item 1. Description of Business

Overview

Fiberstars, incorporated in California in 1985, develops and markets fiber optic lighting systems which are used in a variety of commercial and residential applications. The Company was one of the pioneers in the use of fiber optic technology in lighting. By continuing to improve the price and performance of its products and by expanding its marketing efforts, we believe Fiberstars has become the world's leading supplier in this market.

The Company's products often have advantages over conventional lighting in areas of efficiency, safety, maintenance and beauty, and thus can be used in place of conventional lighting in a number of applications. By delivering special lighting effects, which conventional lighting often cannot match, fiber optic lighting systems are especially attractive for a wide range of decorative applications such as the lighting of swimming pools and spas, signage, "neon" type decoration, landscaping and other areas of use within the commercial and residential markets. Technology developed by Fiberstars can be used for commercial and industrial downlights and can save up to 80% of the energy consumed by conventional electric lighting. This technology is also used in a new, non-fiber optic Fiberstars electric light for swimming pools which offers many benefits compared to other electric pool lights.

The Company designs, develops and manufactures its lighting systems and markets and distributes its products worldwide, primarily through independent sales representatives, distributors and swimming pool builders.

Products

Fiberstars' fiber optic lighting systems combine three types of products—illuminators, fiber, and fixtures—in configurations designed to meet the needs of specific markets. The electrically powered illuminators generate and focus light into the ends of optical fiber. Fiber tubing products connect to the illuminators and are designed to emit light either at the end of the fiber optics as a spot source of light, or along the length of the fiber optics, similar in effect to neon lighting. The systems can also include fixtures and other accessories designed for specific applications.

Illuminators

The Company manufactures a number of different illuminators for use in different applications. Most commercial illuminators utilize metal halide high intensity discharge (H.I.D.) lamps to provide long life and maximum brightness. Some include patented optical systems which have been designed by Fiberstars to enhance performance. Our lower cost illuminators use quartz halogen lamps, some of which are custom manufactured to Fiberstars' specifications.

New products introduced in 2003 include the Fiberstars FX Light™ and Fiberstars Spa Lights™ for the swimming pool market and Fiberstars EFO™ Fiberjacks for commercial lighting markets. The EFO™ system is based on Fiberstars' patented CPC™ non-imaging optical system for efficiency in fiber optic light delivery. The FX Light™ and FX Spa Light™ products complete Fiberstars' line in the market for in-pool electric lighting systems.

Fiber Tubing

Fiberstars EFO™ also takes advantage of a patented, proprietary large core fiber optic product called OptiCore™, which has outstanding clarity with low attenuation for fiber optic lighting applications. The combination of CPC™ optics and OptiCore™ fibers yields system light output efficiency ranging from 30 to 60 lumens-per-watt (depending on the configuration of the system), compared to approximately 12-15 lumens-per-watt for systems using traditional incandescent and halogen lamps. OptiCore™ is manufactured by Fiberstars in its Solon, Ohio facility.

Fiberstars also markets small diameter stranded fiber products, such as its patented BritePak® fiber tubing that can maintain reasonably consistent brightness for side-lit fiber runs up to 100 feet in length. For end-lit applications, a wide variety of fiber SKU's are available to enable one illuminator to illuminate several spotlights, which are typically placed within twenty feet of the illuminator. Stranded fiber is purchased from Mitsubishi and cabled and/or encased in a PVC tube by Fiberstars at its Fremont, California facility.

All of Fiberstars' fiber tubing products are manufactured in various lengths and diameters to meet the requirements of each particular market and application. The Company carries small amounts of finished goods inventory except during certain times of the year prior to heavy seasonal sales.

Fixtures and Accessories

Fiberstars designs and manufactures certain fixtures and accessories within product lines. Other fixtures and accessories are supplied by third parties. The Company's Commercial Lighting Division produces a broad assortment of ceiling and landscape fixtures from which lighting designers may choose.

As part of its acquisition of Lightly Expressed, Ltd, or Lightly Expressed, in May 2000, Fiberstars acquired a line of high-end display case fixtures and a process for the manufacture of lightbars. In 2003, the Company sourced an additional lightbar design under OEM contracts from a manufacturer in Canada to offer a complete product line to customers. Fiberstars believes that fiber optics are ideal for case lighting because all of the light is directed within a 60- degree angle, which highlights merchandise well and does not generate heat like traditional (incandescent) lighting.

In 2004, Fiberstars will sell lighted water feature systems through its Pool and Spa division. These systems include lighted waterfalls, lighted laminar flows, lighted flowerpots and lighted globes that provide accent lighting for outdoor swimming pools and spas.

Applications and End-Users

The Company's fiber optic lighting products are manufactured to the specifications of architects, professional lighting designers, swimming pool builders or end-users. Our products have been installed for commercial lighting applications in fast food restaurants such as Burger King and McDonald's; retail stores such as Footlocker, Starbucks, Albertson's, Giant Food and Toys R Us; hotels such as the MGM Grand, Caesar's Palace, the Venetian and the Stratosphere Tower in Las Vegas; and entertainment facilities such as theme parks operated by the Walt Disney Company and Universal Studios. Fiberstars commercial lighting systems also have been used in a number of specialty applications, including theatrical productions, bridges, theater aisles and ceilings, and have been used by the Monterey Bay Aquarium, HBO Studios, AMC theaters, Chevron, New York's Trump Tower and New York Life. Examples of such installations include Tiffany, Nordstrom's, Gertrude Hawk Chocolates, Marathon Coach, Sonic, Macy's, JR Dunn Jewelers, Burdine's, Chuck E. Cheese, Hobb's Fountains, Wings, Cheescake Factory and Carnival Cruise Lines.

The Company's primary products for swimming pool and spa lighting are designed to provide underwater lighting for newly constructed pools. In addition, Fiberstars markets products for spa lighting, pool perimeter lighting, patios, decks and landscape lighting. The Company's underwater lighting systems are installed in pools and spas built by major national pool builders and builder groups, as well as numerous regional and local pool builders throughout the United States, Canada, Europe and Australia.

Sales, Marketing and Distribution

Commercial Lighting Products

In the commercial lighting market, the Company's marketing efforts are directed at creating specifications for Fiberstars' systems in plans developed by architects, professional lighting designers and building owners. The Company reaches these professionals through its own national account sales personnel as well as approximately 66 independent lighting representative organizations throughout the United States, approximately 20 of which account for a substantial majority of the Company's commercial lighting product sales. The independent lighting representatives assist in the specification process, directing orders to electrical equipment distributors, who, in turn, purchase products from Fiberstars. Domestic distributors of commercial lighting products typically do not engage in marketing efforts or stock any inventory of the Company's products. The Company's arrangements with its independent lighting representatives do not prohibit the handling of conventional lighting products, including products that may be competitive with those of the Company, although such representatives typically do not handle competing fiber optic lighting products.

The Company's products are sold in Europe through two subsidiaries, Crescent Lighting Ltd. in the United Kingdom and Lichtberatung Mann (LBM) in Germany. Together, these two companies oversee the sales operations in Europe, Russia and the Middle East which, as in the U.S., include sales through sub-distributors and sales representatives.

Outside of Europe, Russia and the Middle East, Fiberstars' commercial lighting products are sold internationally in more than 29 countries by approximately 23 distributors, including Mitsubishi, ADLT Australia and Koto in Japan.

Pool and Spa Products

The Company's underwater lighting products are sold primarily for installation in new swimming pools and spas. Accordingly, our marketing efforts for swimming pool and spa products depend on swimming pool builders to recommend our products to their customers and to adapt their swimming pool designs to include our lighting systems. The Company utilizes regional sales representative organizations that specialize in selling swimming pool products to pool builders and pool product distributors. Each representative organization typically has the exclusive right to sell the Company's products within its territory, receiving commissions on sales in its territory. In September 2002, the Company discontinued its agreement to sell through the organization of the Laars/Jandy Division of Waterpik Technologies Inc., or Waterpik. Prior to the cessation of this relationship, Waterpik received a commission on sales in its territory.

Regional and national distributors in the swimming pool market stock the Company's products to fill orders received from swimming pool builders. Some of these distributors engage in limited marketing activities for the Company's products.

The Company enters into incentive arrangements to encourage pool builders to purchase the Company's products. The Company has entered into agreements with certain large national pool builders under which the builders may purchase Fiberstars systems directly from the Company and offer the Company's products with their swimming pools. The Company provides pool builders and independent sales representatives with marketing tools, including promotional videos, showroom displays and demonstration systems. The Company also uses trade advertising and direct mail in addition to an ongoing program of sales presentations to pool builders and distributors.

South Central Pools, or SCP, the largest pool distributor in the U.S. and the Company's largest pool customer, accounted for approximately 11% of the Company's net sales in 2003, 9% in 2002 and 8% in 2001. The Company expects to maintain its business relationship with SCP; however, a cessation or substantial decrease in the volume of purchases by this customer could reduce availability of the Company's products to end users and, in turn, have a material adverse effect on the Company's net sales and results of operations. At December 31, 2003, SCP accounted for 14% of accounts receivable and at December 31, 2002, they accounted for 13% of accounts receivable.

The Company sells its spa products directly to spa manufacturers on an OEM basis throughout the U.S. and Canada, and through distributors in other locations.

Sales of the Company's swimming pool and spa products follow a seasonal pattern, which typically results in higher sales in the second and fourth quarters as pool distributors stock shelves for the spring and summer seasons. The first quarter pool sales tend to be the lowest of any quarter for the year. In conformity with industry practice, extended terms are given to distributors for shipments in the fourth quarter of the year whereby they receive products in November and December for which they pay in equal installments from March through June of the following year.

The majority of sales of the Company's swimming pool lighting systems to date have been made in the U.S., Canada and Australia. However, the Company also sells through several distribution agreements in Europe. Pool lighting sales in Europe were not material in 2003, 2002 or 2001.

Geographic Areas and Product Lines

The Company sells its products worldwide and has two product lines: Pool and Spa Lighting and Commercial Lighting. Information on the geographic split of revenues and revenues by product line may be found in Note 11 to the Company's Consolidated Financial Statements.

Backlog

The Company normally ships standard products within a few days after receipt of an order and custom products within 30 to 60 days of order receipt. Generally, there is not a significant backlog of orders, except at year-end. The Company's backlog at the end of 2003 was $1,261,000 compared to $859,000 at the end of 2002. We anticipate that all of the backlog will be filled within the current year.

Competition

The Company's products compete with a wide variety of lighting products, including conventional electric lighting in various forms, LED's and decorative neon lighting. The Company also experiences competition from other companies offering products containing fiber optic technology. Principal competitive factors include price, performance (including brightness, reliability and other factors), aesthetic appeal (including light color), market presence, installation, power consumption and maintenance requirements.

The Company believes that its products compete favorably against conventional lighting in such areas as aesthetic appeal, ease of installation, maintenance and power consumption. The unique characteristics of fiber optic lighting (such as no heat or electricity at the light fixture, ability to change colors and remote lamp replacement) enable our products to be used in some situations where conventional lighting is not practical. However, the initial purchase price of the Company's products is typically higher than conventional lighting, and the Company's products are often less bright than conventional alternatives. These deficiencies are being addressed in whole or in part by Fiberstars' CPC™ technology products including EFO™. In the case of neon lighting, certain popular neon colors, such as bright red, cannot be achieved as effectively with the Company's products.

Fiberstars is engaged in ongoing efforts to develop and improve its products, adapt its products for new applications and design and engineer new products. The Company expects that its ability to compete effectively with conventional lighting technologies, other fiber optic lighting products and new lighting technologies that may be introduced will depend substantially upon achieving greater light output and reducing the cost of the Company's systems. In January 2003 the Company introduced a new, lower-priced illuminator based on its patented CPC™ optical technology. This technology improves performance by more efficiently capturing available lamp-light from highly efficient metal halide lamps. This product is an outgrowth of advanced technology acquired as part of the Company's acquisition of Unison (see "Research and Product Development" in this section) .

Providers of conventional lighting systems include large lamp manufacturers and lighting fixture companies that have substantially greater resources than the Company. These conventional lighting companies may introduce new and improved products that may reduce or eliminate some of the competitive advantages of the Company's products. In commercial lighting, the Company also competes primarily with local and regional neon lighting manufacturers and craftspeople that, in many cases, are better established in their local markets than the Company.

Direct competition from other fiber optic lighting products and pool lighting products has continued. Competitive products are offered in the pool market by Pentair, Inc.'s American Products Division, a major manufacturer of pool equipment and supplies, as well as Super Vision International. In commercial lighting, fiber optic lighting products are offered by an increasing number of smaller companies, some of which compete aggressively on price. Some of these competitors offer products with performance characteristics similar to those of the Company's products. In past years, certain large companies in the conventional lighting industry, manufactured or licensed fiber optic lighting systems that compete with the Company's products. For example, Schott, a German glass fiber company, markets in the U.S. Many companies compete with the Company in Asia, including Mitsubishi, Bridgestone and Toray. Mitsubishi sells Fiberstars' BritePak(R) fiber tubing in Japan.

The Company cannot predict the impact of competition on its business. The Company believes that an increase in the rate of market expansion may be accompanied by an increase in competition. Increased competition could result in price reductions, reduced profit margins and loss of market share, which would adversely affect the Company's operating results. There can be no assurance that the Company will be able to continue to compete successfully against current and future competitors.

Assembly, Testing and Quality Assurance

The Company's illuminator manufacturing consists primarily of final assembly, testing and quality control. The Company uses independent contractors to manufacture some components and sub-assemblies and has worked with a number of its vendors to design custom components to meet Fiberstars' specific needs. Inventories of domestically produced component parts are managed on a just-in-time basis when practicable. The Company's quality assurance program provides for testing of all sub-assemblies at key stages in the assembly process as well as testing of finished products.

In 2003 the Company continued its program to manufacture more of its products in offshore locations, mainly India and Mexico. As this process continues it is expected that more high volume products will be sourced offshore where labor and component cost savings may be achieved. In October 2003, the Company entered into a Production Share Agreement with North American Production Sharing, Inc. and Industrias Unidas de B.C., S.A. de C.V., or North American. Under this agreement North American will provide administrative and manufacturing services, including labor services and the use of manufacturing facilities in Mexico, for the manufacturing and assembly of certain of the Company's fiber optic systems and related equipment and components.

Under a supply agreement, which was renewed in January 2001, Mitsubishi is the sole supplier of the Company's small diameter stranded fiber, which is the Company's largest selling fiber product. Since the acquisition of Unison Fiber Optic Systems, LLC, or Unison, Fiberstars has been manufacturing large core fiber. The Company expects to maintain its relationship with Mitsubishi. Mitsubishi owns approximately 2.0% of the Company's outstanding common stock and distributes certain Fiberstars' products in Japan. The Company also relies on sole source suppliers for certain lamps, reflectors, remote control devices and power supplies. Although the Company cannot predict the effect that the loss of one or more of such suppliers would have on the Company, such loss could result in delays in the shipment of products and additional expenses associated with redesigning products and could have a material adverse effect on the Company's operating results.

Research and Product Development

The Company believes that growth in fiber optic lighting will be driven by improvements in technology to provide increased light output at lower costs. Accordingly, the Company is committing much of its research and development resources to those challenges. Optical technology developed by Fiberstars following the Unison acquisition has resulted in illuminator products for both the Pool and Spa and the Commercial Lighting Division. These new technology products are believed to be state-of-the-art in fiber optic lighting. In 2002, the Company completed the redesign of its high-end commercial illuminator, improving efficiency. The product shipped for the first time in January 2003 and the improved version shipped January 2004. Despite its ongoing development efforts, there can be no assurance that the Company will be able to achieve future improvements in brightness and cost, or that competitors will not develop lighting technologies that are brighter, less expensive or otherwise superior to those of the Company.

In 2000, the Company received a federal grant from the National Institute of Standards and Technology ("NIST") for up to $2,000,000 in funding over three years for research and development of solid core fiber for lighting purposes. This contract provided the Company with $520,000 in funding for the eleven-month period ended September 2001 and $914,000 for the one-year period ended September 2002 and $566,000 for the one-year period ended September 2003.

In February 2003, the Defense Advanced Research Projects Agency ("DARPA") through the Army Aviation and Missile Command ("AMCOM") awarded the Company and its partners a research and development contract for the development of next generation light sources, optics, luminaire and integrated illuminated technologies for its High Efficiency Distributed Lighting ("HEDLight") project. Under this contract, the Company will receive $6,818,000 over three years based on achieving various research and development milestones. The milestones relate to the development of fiber optic illuminators and fixtures for installation on ships and aircraft. Upon achieving these milestones, the Company will receive $2,115,000, $2,599,000 and $2,104,000 for the calendar years ended December 31, 2003, 2004 and 2005, respectively. Funds for the first year have congressional budget approval and funds for subsequent years are subject to budget approval for those years.

On April 10, 2003 the Company announced that it and APL Engineered Materials, a subsidiary of ADLT, were awarded an additional $2,700,000 research and development contract from DARPA to develop a new arc discharge light source. The Company will receive $300,000 of this amount for its portion of this research. APL Engineered Materials will lead the light source project. The Company expects that the new high performance light source will provide improvements in efficacy and brightness and color rendering over the present Fiberstars EFO™ source. The Company received $1,463,000, net of payments to subcontractors, for DARPA contracts in 2003.

The Company augments its internal research and development efforts by involving certain of its component suppliers, independent consultants and other third parties in the process of seeking improvements in the Company's products and technology. The Company depends substantially on these parties to undertake research and development efforts necessary to achieve improvements that would not otherwise be possible given the multiple and diverse technologies that must be integrated in the Company's products and the Company's limited engineering, personnel and financial resources. These third parties have no material contractual commitments to participate in these efforts, and there can be no assurance that they will continue to do so.

Intellectual Property

The Company believes that the success of its business depends primarily on its technical innovations, marketing abilities and responsiveness to customer requirements, rather than on patents, trade secrets, trademarks, copyrights and other intellectual property rights. Nevertheless, the Company has a policy of seeking to protect its intellectual property through patents, license agreements, trademark registrations, confidential disclosure agreements and trade secrets. As of December 31, 2003, the Company's intellectual property portfolio consisted of 40 issued U.S. patents, various pending U.S. patent applications and various pending Patent Cooperation Treaty, or PCT, patent applications filed with the World Intellectual Property Organization that serve as the basis of national patent filings in countries of interest. The Company's issued patents expire at various times between August 2008 and October 2022. Generally, the term of patent protection is 20 years from the earliest effective filing date of the patent application. There can be no assurance, however, that the Company's issued patents are valid or that any patents applied for will be issued. There can be no assurance that the Company's competitors or customers will not copy aspects of the Company's fiber optic lighting systems or obtain information that the Company regards as proprietary. There also can be no assurance that others will not independently develop products similar to those sold by the Company. The laws of some foreign countries in which the Company sells or may sell its products do not protect the Company's proprietary rights in its products to the same extent as do the laws of the United States.

The Company is aware that a large number of patents and pending patent applications exist in the field of fiber optic technology. The Company also is aware that certain of its competitors hold and have applied for patents related to fiber optic lighting. Although, to date, the Company has not been involved in litigation challenging its intellectual property rights, the Company has in the past received communications from third parties asserting rights in its patents or that the Company's technology infringes intellectual property held by such third parties. Based on information currently available to the Company, it does not believe that any such claims involving the Company's technology or patents are meritorious. However, the Company may be required to engage in litigation to protect its patent rights or to defend against the claims of others. There can be no assurance that third parties will not assert claims that the Company's products infringe third party patents or other intellectual property rights or that, in case of a dispute, licenses to such technology will be available, if at all, on reasonable terms. In addition, the Company may need to take legal action to enforce its intellectual property rights in the future. In the event of litigation to determine the validity of any third-party claims or claims by the Company against third-parties, such litigation, whether or not determined in favor of the Company, could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel from productive tasks. Also, in the event of an adverse ruling in such litigation, the Company might be required to expend significant resources to develop non-infringing technology or to obtain licenses to the infringing technology, which licenses may not be available on acceptable terms. In the event of a successful claim against the Company and the Company's failure to develop or license a substitute technology, the Company's operating results could be adversely affected.

Employees

As of December 31, 2003, the Company had 121 full time employees, of whom 41 were involved in sales, marketing and customer service, 22 in research and product development, 45 in assembly and quality assurance, and 13 in finance and administration. From time to time the Company also employs part-time personnel in various capacities, primarily assembly and clerical support. The Company has never experienced a work stoppage, no employees are subject to any collective bargaining agreement, and the Company considers its employee relations to be good.

The Company believes that its future success will depend to a large extent on the continued contributions of certain employees, many of whom would be difficult to replace, and on its ability to attract and retain qualified technical, sales, marketing and management personnel, for whom competition is intense. The loss of or failure to attract and retain any such persons could delay product development cycles, disrupt the Company's operations or otherwise harm the Company's business or results of operations.

Available Information

Our Web site is *http://www.fiberstars.com*. We make available free of charge, on or through our Web site, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the SEC. Information contained on our Web site is not part of this Report.

Item 2. Description of Property

The Company's principal executive offices and manufacturing and assembly facilities are located in a 60,000 square foot facility in Fremont, California, under a lease agreement expiring in 2006. The Company has other local offices in the United States in Solon, Ohio and in Europe in the United Kingdom in Thatcham, both under lease. It also owns a local office in Berching, Germany. The Company believes that its current facilities are adequate to support its current and anticipated near-term operations and that it can obtain additional space it may need in the future at commercially reasonable terms.

Item 3. Legal Proceedings

We are not currently a party to any material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the quarter ended December 31, 2003.

Executive Officers of the Registrant

The executive officers of the Company who are not directors, and their ages as of December 31, 2003, are as follows:

Name	Age	Position
John Davenport	58	Chief Operating Officer, Chief Technology Officer
Roger Buelow	31	Vice President, Engineering
Robert A. Connors	55	Vice President, Finance, Chief Financial Officer
Ted des Enfants	32	Vice President and General Manager, Fiberstars EFO
Barry R. Greenwald	57	Senior Vice President and General Manager, Pool Division
J. Steven Keplinger	44	Senior Vice President, Operations

Mr. Davenport joined the Company in November 1999 as Vice President, Chief Technology Officer and was appointed Chief Operating Officer in July 2003. Prior to joining the Company, Mr. Davenport served as President of Unison from 1998 to 1999. Mr. Davenport began his career at GE Lighting in 1972 as a research physicist and thereafter served 25 years in various capacities including GE Lighting's research and development Manager and as development manager for high performance LED projects. He is a recognized global expert in light sources, lighting systems and lighting applications, with special emphasis in low wattage discharge lamps, electronic ballast technology and distributed lighting systems using fiber optics.

Mr. Buelow was appointed Vice President, Engineering for the Company in February 2003. Prior to joining Fiberstars in 1999, he served as Director of Engineering for Unison from 1998 to 1999. Prior to that he served 4 years as an engineer at General Electric in the Lighting division working on several fiber optic lighting projects. Mr. Buelow holds BS and MS degrees in Applied Mathematics and Systems Engineering from Case Western Reserve University, Cleveland, Ohio and is a Certified Quality Engineer with five utility patents.

Mr. Connors joined the Company in July 1998 as Vice President, Finance, and Chief Financial Officer. From 1984 to 1998, Mr. Connors held a variety of positions for Micro Focus Group Plc, a software company with 1997 revenues of $165 million, including Chief Financial Officer and Chief Operating Officer. Prior to working for Micro Focus Group Plc, he held senior finance positions with Eagle Computer and W. R. Grace.

Mr. des Enfants joined the Company in January 2004 as Vice President and General Manager, Fiberstars EFO. From 1994 to 2003, Mr. des Enfants held a variety of positions with the GE Lighting, most recently as District Sales Manager in the eastern region. From 1998 to 2001, he was National Account Manager with GE Lighting and from 1994 to 1998 held various Sales and Sales Manager positions at GE Lighting.

Mr. Greenwald joined the Company in October 1989 as General Manager, Pool Division. He became Vice President in September 1993 and Senior Vice President in February 1997. Prior to joining the Company, Mr. Greenwald served as National Sales Manager at Aquamatic, a swimming pool accessory company, from August 1987 to October 1989. From May 1982 to August 1987, Mr. Greenwald served as National Sales Manager at Jandy Inc., a swimming pool equipment company.

Mr. Keplinger joined the Company in August 1988 as Manager of Operations. He became Vice President in 1991 and Senior Vice President in February 1997. From June 1986 to August 1988, Mr. Keplinger was a sales representative at Leemah Electronics, an electronics manufacturing company. From February 1983 to June 1986, Mr. Keplinger was a sales manager with California Magnetics Corp, a custom transformer manufacturing company.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market[sm] under the symbol "FBST". The following table sets forth the high and low sale prices for the Company's Common Stock, as reported on the Nasdaq National Market for the periods indicated. These reported prices reflect interdealer prices without adjustments for retail markups, markdowns or commissions.

	High	Low
First quarter 2002	$ 3.65	$ 2.85
Second quarter 2002	5.00	3.26
Third quarter 2002	4.43	2.43
Fourth quarter 2002	4.69	2.51
First quarter 2003	4.40	2.66
Second quarter 2003	4.00	2.85
Third quarter 2003	4.20	3.13
Fourth quarter 2003	8.25	3.71

There were approximately 225 holders of record of the Company's Common Stock as of March 25, 2004, and the Company estimates that at that date there were approximately 800 additional beneficial owners.

The Company has not declared or paid any cash dividends and does not anticipate paying cash dividends in the foreseeable future.

Equity Compensation Plan Information

The following table sets forth certain information regarding the Company's equity compensation plans as of December 31, 2003:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,393,000	$4.18	49,000(1)(2)
Equity compensation plans not approved by security holders	—	—	—
Total	1,393,000	$4.18	49,000

(1) Includes the number of shares reserved for issuance under the Company's 1994 Employee Stock Option Plan and under the 1994 Directors' Stock Option Plan.

(2) Includes 18,000 shares available for sale pursuant to the Company's 1994 Employee Stock Purchase Plan. Shares of common stock will be purchased at a price equal to 85% of the fair market value per share of common stock on either the first day preceding the offering period or the last date of the offering period, whichever is less.

Recent Sales of Unregistered Securities

On June 17, 2003, we entered into a Securities Purchase Agreement with a total of 10 private investors to invest up to approximately $4,388,250 million in Fiberstars in a private placement of our common stock and warrants to purchase shares of our common stock. In connection with this private placement, we issued warrants to purchase 81,104 shares of common stock to Merriman Curhan Ford & Co., as placement agent. The private placement closed in two stages on June 17, 2003 and August 18, 2003. The warrants have the same terms as the warrants issued pursuant to the Securities Purchase Agreement and have an exercise price of $4.50 per share. Each warrant has a term of five years and is not exercisable for 183 days from the date of the second closing.

The sale of the above securities were considered to be exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder. The recipients of securities in the private placement represented their intention to acquire the securities for investment only and not with a view to or for sale with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in the private placement.

Item 6. Selected Consolidated Financial Data

The Selected Operations and Balance Sheet Data set forth below have been derived from the Consolidated Financial Statements of the Company. It should be read in conjunction with the information appearing under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this Report and the Consolidated Financial Statements and related notes found in Item 15 of this Report.

SELECTED CONSOLIDATED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA)

YEARS ENDED DECEMBER 31,	2003	2002	2001	2000	1999
OPERATING SUMMARY					
Net sales	$ 27,238	$ 30,960	$ 29,053	$ 36,921	$ 33,311
Gross profit	10,341	11,474	11,447	15,019	14,333
As a percent of net sales	38.0%	37.1%	39.4%	40.7%	43.0%
Research and development expenses	1,279	2,290	2,764	1,673	1,484
As a percent of net sales	4.7%	7.4%	9.5%	4.5%	4.5%
Sales and marketing expenses	7,188	7,907	8,371	9,038	8,044
As a percent of net sales	26.4%	25.5%	28.8%	24.5%	24.2%
General and administrative expenses	2,435	2,709	3,627	4,023	2,558
As a percent of net sales	8.9%	8.8%	12.5%	10.9%	7.7%
Write-off in-process technology acquired	—	—	—	938	—
As a percent of net sales	—%	—%	—%	2.5%	—%
Income (loss) before tax	(594)	(1,441)	(3,381)	(711)	2,255
As a percent of net sales	(2.2)%	(4.7)%	(11.6)%	(1.9)%	6.8%
Net income (loss)	(608)	(3,519)	(2,128)	(454)	1,413
As a percent of net sales	(2.2)%	(11.4)%	(7.3)%	(1.2)%	4.2%
Net income (loss) per share					
Basic	$ (0.10)	$ (0.70)	$ (0.45)	$ (0.10)	$ 0.35
Diluted	$ (0.10)	$ (0.70)	$ (0.45)	$ (0.10)	$ 0.35
Shares used in per share calculation:					
Basic	5,993	5,028	4,756	4,572	3,986
Diluted	5,993	5,028	4,756	4,572	4,080
FINANCIAL POSITION SUMMARY					
Total assets	$ 24,343	$ 20,101	$ 21,434	$ 24,619	$ 20,392
Cash, cash equivalents and short-term investments	4,254	231	584	1,230	1,904
Working capital	12,449	7,417	8,498	10,602	8,948
Short-term borrowings	30	593	101	8	8
Long-term borrowings	521	449	419	482	626
Shareholders' equity	19,174	14,240	16,431	18,560	14,668
Common shares outstanding	6,317	4,667	4,328	4,288	4,004

In accordance with SFAS 142 the Company ceased amortizing goodwill as of December 31, 2001. Refer to Note 5 of the Notes to Consolidated Financial Statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and related Notes included elsewhere in this Report.

When used in this discussion, the words "expects," "anticipates," "estimates," and similar expressions are intended to identify forward-looking statements. These statements, which include statements as to the Company's future operating results, net sales growth, gross profit margin improvement, sources of revenues, expected expenses and capital expenditure levels, expected realization of the value of deferred tax assets, expected cash flows, the adequacy of capital resources, growth in operations, future growth in fiber optic lighting, our accounting policies, the effect of recent accounting pronouncements, plans for and expected benefits of outsourcing manufacturing, our future products and expected shipment dates, seasonal fluctuations, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed below, as well as our ability to retain and obtain customer and distributor relationships, our ability to maintain relationships with strategic partners and ADLT, our ability to manage expenses and inventory levels, our ability to reduce manufacturing overhead and general and administrative expenses as a percentage of sales, our ability to collect on doubtful accounts receivable, our ability to increase cash balances in future quarters, the cost of enforcing or defending intellectual property, risks relating to developing and marketing new products, the ability of our lighting products to meet customer expectations, manufacturing difficulties, possible delays in the release of products, risks associated with the evolution and growth of the fiber optic lighting market, trends in price performance and adoption rates of fiber optic lighting products in Europe and the United States, our dependence on a limited number of suppliers for components and distrib utors for sales, our ability to obtain high-quality components at reasonable prices, the impact of limited energy resources on our manufacturing operations and business, the impact of technological advances and competitive products, and seasonal and other fluctuations in the construction industry; and the matters discussed in "Factors That May Affect Results." These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Results of Operations

Net Sales

Net sales decreased 12% to $27,238,000 in 2003 as compared to 2002. The decrease was primarily a result of a decrease in the sales of pool products of 17% or $3,037,000 combined with a decline in sales of commercial lighting products of 5% or $685,000. The decline in pool lighting sales was primarily due to a decrease of $2,046,000 in sales of spa products and in-ground pool lighting products. This reduction in sales was attributable to the soft pool market in the first half of the year and increased competition. The decrease in commercial lighting sales was due to a decline in U.S. domestic lighting sales of 16% or $905,000 partially offset by an increase in international sales of $262,000. Of the decrease in U.S. domestic lighting sales, $300,000 was due to a drop in resort and casino business. The Company expects net sales to increase in 2004 due to an improved market for its pool products, which is dependent on general economic conditions.

Net sales increased 7% to $30,960,000 in 2002 as compared to 2001. The increase was a result of an increase in the sales of pool products of 25% or $3,631,000 offset by a decline in sales of commercial lighting products of 12% or $1,724,000. The rise in pool lighting sales was largely due to increases from sales of the new Jazz, in-ground pool lighting product and spa products of $3,966,000 partially offset by a decline in other products of $305,000. The decrease in commercial lighting sales was due to a decline in U.S. domestic lighting sales of 24% or $1,801,000 partially offset by an increase in international sales of $175,000. Of the decrease in U.S. domestic lighting sales, $1,227,000 of the decline was due to a drop in resort and casino business, largely as an after-effect of the September 11, 2001 tragedy.

International sales accounted for approximately 28% of net sales in 2003 as compared to 26% of net sales in 2002 and 27% in 2001. The relative increase in international sales from 2002 to 2003 was due to growth in European sales compared to a decline in domestic sales. The increase in International sales was a result of higher sales from our German operation. The relative decrease in international sales from 2001 to 2002 was a result of the increase in domestic pool lighting sales in 2002.

Gross Profit

Gross profit of $10,341,000 in 2003 declined by 10% compared to gross profit of $11,474,000 achieved in 2002. However, gross profit as a percent of sales increased to 38% in 2003 compared to 37% in 2002. This increase was primarily due to a reduction in direct product costs in the second half of the year as a result of moving some of our manufacturing to offshore locations. The Company continues to take measures intended to improve margins in future periods by redesigning products for cost reductions and by balancing production between U.S. and offshore locations. The Company expects gross profit margin to improve slightly in 2004 dependent upon general economic conditions.

Gross profit of $11,474,000 in 2002 remained essentially flat with gross profit of $11,447,000 achieved in 2001. However, gross profit margin decreased to 37.0% in 2002 compared to 39.4% in 2001 primarily due to higher freight costs in 2002, up $632,000 or 2%, along with lower than normal gross margins on the new Jazz product, contributing $425,000 or 1.4% off prior year pool margins, partially offset by higher International margins, up 1%.

Operating Expenses

Research and development expenses were $1,279,000 in 2003, a 44% decrease from research and development expenses in 2002 of $2,290,000. The decrease was largely due to the increase in expense credits in 2003 under the Defense Advanced Research Projects Agency, or DARPA, contracts awarded to us in February and April of 2003. Funds to be received from the DARPA for milestones achieved during the fiscal year are recorded as a credit to research and development expense. Net of payments to subcontractors, this amounted to $1,463,000 in 2003. In addition, the Company had additional research and development credits from NIST, of $583,000 in 2003, a decrease of $291,000 over NIST credits realized in 2002. The NIST project was completed in 2003 and as a result the Company will not realize further credits from this award in future years. The additional decrease in research and development expense in 2003 came as a result of lower personnel and project costs in non-government funded projects due to reductions in personnel. Research and development expenses were 4.7% of sales in 2003 compared to 7.4% of sales in 2002. The Company expects research and development expenses to increase in 2004.

Research and development expenses were $2,290,000 in 2002, a 17% decrease from research and development expenses in 2001 of $2,764,000. The decrease was largely due to the increase in expense credits in 2002 of $331,000 as compared to 2001 from the NIST award. Total NIST payments of $874,000 were credited against research and development expenses in 2002. The additional decrease in research and development expense in 2002 came as a result of lower personnel and project costs. Research and development expenses were 7.4% of sales in 2002 compared to 9.5% of sales in 2001.

Sales and marketing expenses were $7,188,000 in 2003, a 9% decrease as compared to the $7,907,000 in sales and marketing expenses for 2002. The decrease in sales and marketing expenses was due in part to lower commissions expenses of $239,000 from the discontinuance of the Waterpik agency agreement in the middle of 2002. These savings were combined with decreases in personnel and travel expenses in both pool and spa lighting and commercial lighting due to headcount reductions. Sales and marketing expenses were 26% of sales in both 2003 and 2002. The Company expects sales and marketing expenses to be up in 2004.

Sales and marketing expenses were $7,907,000 in 2002, a 5% decrease as compared to the $8,371,000 in sales and marketing expenses for 2001. The decrease in sales and marketing expenses was due to lower commissions expenses of $662,000 from the mid-year discontinuance of the Waterpik agency agreement. These savings were partially offset by increases in personnel and travel expenses related to hiring sales representatives to replace the Waterpik agents. Sales and marketing expenses were 26% of sales in 2002, compared to 29% of sales in 2001.

General and administrative expenses were $2,435,000 in 2003, a 10% decrease as compared to $2,709,000 in 2002. The decrease in general and administrative expenses was largely due to a decrease in personnel expense due to headcount reductions, reduced bad debt expense, investor relations and computer costs in 2003 of $190,000. General and administrative expenses were 9% of sales in 2003 and 2002 and 12% of sales in 2001. The Company expects general and administrative expenses to be up slightly in 2004.

General and administrative expenses were $2,709,000 in 2002, a 25% decrease as compared to $3,627,000 in 2001. The decrease in general and administrative expenses was largely due to a decrease of $444,000 in amortization of goodwill due to a change in accounting method. Prior to 2002, goodwill was amortized over the life of the acquired assets, whereas in 2002 goodwill was no longer amortized but became subject to an annual impairment test according to Financial Accounting Standards Board ("FASB") 142. The balance of the decrease in general and administrative expense in 2002 was due to lower personnel, legal and other general and administrative expenses of $474,000.

Other Income and Expenses

Interest expense, which consists of expense for bank interest, was $119,000 in 2003 as compared to $66,000 in 2002. The increase in interest expense was a result of more borrowings against the Company's bank line of credit in 2003 as compared to 2002. The higher borrowings were used to fund operations. Net interest expense in 2002 decreased compared to net interest expense of $122,000 in 2001 due to a decrease in interest rates in 2002.

Total interest and other income includes interest income and other non-operating income. This was $80,000 in 2003, compared to $41,000 in 2002 and in 2001. Income from the Company's joint venture is recognized under the equity method. This was $6,000 in 2003 compared to $16,000 in 2002 and $15,000 in 2001.

The Company has certain long-term leases. Payments due under these leases are disclosed in Note 8 of the Consolidated Financial Statements and related Notes included elsewhere in this Report.

Income Taxes

The Company has a full valuation allowance against its deferred tax assets. There is no operating statement tax expense or benefit for U.S. operations in 2003 since the benefit expected is offset by an increase in the valuation allowance. The Company took a non-cash charge of $2,405,000 to record an initial valuation allowance against its deferred tax asset in the third fiscal quarter of 2002, in accordance with FASB 109. After an offset for tax benefits taken in 2002, the net tax provision including the charge was $2,078,000. The income tax benefit (provision) rate was (2)% in 2003 as compared to (144)% in 2002 and 37% in 2001.

Net Income

Due to the decrease in expenses in 2003, the amount of loss before income taxes decreased by $847,000 compared to 2002. After including taxes from international operations the loss was $608,000, an improvement of $2,911,000 over 2002. Because of the valuation allowance for deferred tax taken in 2002, the net loss increased to $3,519,000 in 2002 compared to a loss of $2,128,000 in 2001.

Liquidity and Capital Resources

Cash and Cash Equivalents

At December 31, 2003, our cash and cash equivalents were $4,254,000 as compared to $231,000 at December 31, 2002. The Company had no bank borrowings against its U.S. line of credit at December 31, 2003 compared to $522,000 and an overdraft of $691,000 at the end of fiscal 2002.

Cash was decreased during 2003 by a net loss of $608,000 compared to a net loss of $3,519,000 during 2002. After adjusting for depreciation and amortization, and prepaids and other current assets there was a contribution of cash of $572,000 in 2003 as compared to a use of cash of $2,099,000 for 2002; additional cash was utilized in 2003 to fund a decrease in accounts receivables of $238,000; while further cash was contributed by an increase in accounts payable of $167,000 and a decrease in inventories of $398,000. After including cash used for working capital, there was a total of $705,000 in cash provided by operating activities in 2003 compared to $1,872,000 in cash used for operating activities in 2002.

Cash Used in Investing Activities

There was a net utilization of cash of $717,000 in investing activities in 2003 primarily due to the acquisition of fixed assets compared to $793,000 spent on acquiring fixed assets in 2002.

Cash Provided by Financing Activities

There was a net contribution of $3,447,000 in cash in 2003 from financing activities. This net contribution was primarily due to the proceeds from the sale of the Company's common stock and warrants in a private placement which closed in two stages in June 2003 and August of 2003, as discussed below, with aggregate net proceeds of $3,812,000, net of fees and expenses. This was offset by the repayment of bank borrowings of $607,000 and a bank overdraft of $691,000.

As a result of the cash provided by operating and financing activities and the cash used in investing activities, there was a net increase in cash in 2003 of $4,023,000 that resulted in an ending cash balance of $4,254,000. This compares to a net increase in cash of $99,000 in 2002 resulting in an ending cash balance of $231,000 for 2002.

The Company has a $5,000,000 Loan and Security Agreement (Accounts Receivable and Inventory) dated December 7, 2001, with Comerica Bank bearing interest equal to prime plus 0.25% per annum computed daily or a fixed rate term option of LIBOR plus 3%. Borrowings under this Loan and Security Agreement are collateralized by the Company's assets and intellectual property. Specific borrowings are tied to accounts receivable and inventory balances, and the Company must comply with certain covenants with respect to effective net worth and financial ratios. The Company had no borrowings against this facility as of December 31, 2003 and had borrowings of $416,000 as of December 31, 2002. As of December 31, 2003, the Company was not in compliance with the profit covenant, but has received a waiver to this covenant from the bank.

The Company also has a $444,000 (in UK pounds sterling, based on the exchange rate at December 31, 2003) bank overdraft agreement with Lloyds Bank Plc through its UK subsidiary. There were no borrowings against this facility as of December 31, 2003 and December 31, 2002.

As of December 31, 2003, the Company had a total borrowing of $475,000 (in Euros, based on the exchange rate as of December 31, 2003) against a note payable secured by real property owned by its German subsidiary. As of December 31, 2002, the Company had $475,000 borrowed against this note. Additionally, there is a revolving line of credit of $254,000 (in Euros, based on the exchange rate at December 31, 2003) with Sparkasse Neumarkt Bank. As of December 31, 2003, there were no borrowings against this facility and as of December 31, 2002 there was $142,000 against this facility.

Future payments for borrowings by the Company's German subsidiary and minimum lease payments under operating leases as of December 31, 2003, were as follows (in thousands):

	Borrowings By German Subsidiary	Non-Cancelable Operating Leases
2004	—	1,061
2005	—	1,082
2006	—	808
Thereafter	475	—
	$ 475	$ 2,951

As part of the acquisition of Lightly Expressed in 2000, the Company granted the Lightly Expressed shareholders warrants to purchase 100,000 shares that may be exercised in three years if certain operating profits from sales of the products acquired are met. There were 50,000 warrants exercisable as of December 31, 2003.

In a March 2002 private placement, the Company sold 328,633 shares of common stock, for net proceeds of $972,000 (net of fees and expenses). In addition, each purchaser was issued a warrant to purchase a number of shares of the Company's common stock equal to 20% of the number of shares of common stock purchased by such purchaser in the offering. The purchase price of the common stock was $3.00 per share, which was based on an 8.8% discount on the 10-day average price as of March 14, 2003. The purchase price of the common stock for insiders who participated in the offering was $3.35, which was the higher of (1) the price on the closing date or (2) the 10-day average price as of March 14, 2002, plus a $.03 premium because of the issuances of the warrants. The warrants have an initial exercise price of $4.30 per share, with a life of 5 years.

On June 17, 2003, the Company entered into a securities purchase agreement to sell up to 1,350,233 shares of common stock and warrants to purchase 405,069 shares of common stock for an aggregate purchase price of $4,388,250 in a two-stage private placement. The first stage of the private placement, involving the sale of 923,078 shares of common stock and warrants to purchase 276,922 shares of common stock, closed on June 17, 2003 with the Company receiving net proceeds of $2,769,000 (net of fees and expenses). The second stage of the private placement, involving the sale of 427,155 shares of common stock and warrants to purchase 128,147 shares of common stock, closed on August 18, 2003 with the Company receiving net proceeds of $1,043,000 (net of fees and expenses). As required by Nasdaq Marketplace Rules, the issuance and sale of the shares and warrants in the second stage were subject to shareholder approval because the price was less than the greater of book or market value per share and amounted to 20% or more of the Company's common stock. The shareholders approved the issuance and sale of the shares and warrants in the second stage at a special meeting of shareholders held on August 12, 2003. For both stages, the purchase price of the common stock was $3.25 per share, which was a 12.5% discount on the 10-day average price as of June 1, 2003. The warrants have an initial exercise price of $4.50 per share and a life of 5 years. The warrants were valued at $641,000 and $297,000 for the first and second stages, respectively, based on a Black-Scholes calculation as of the June 17, 2003 and August 18, 2003 closing dates and under EITF 00-19 were included at those values in long term liabilities at the time of each closing. The balance of the net proceeds was accounted for as additional paid in capital. Under EITF 00-19, the Company marked-to-market the value of the warrants at the end of each accounting period until the registration statement for the shares and warrants was declared effective by the SEC on September 24, 2003. Once the registration statement for the shares and warrants was declared effective, the warrant value on the effective date was reclassified to equity as additional paid in capital. As a result of the change in value of the warrants issued in the first stage from the closing date to the end of the second quarter on June 30, 2003, the Company realized a benefit of $8,000 that was included in other income in the Condensed Consolidated Statement of Operations in the second quarter of 2003. As a result of the change in value of the first stage warrants from June 30, 2003 and the second stage warrants from the second closing date to September 30, 2003, the Company realized a benefit of $15,000 that was included in other income in the Condensed Consolidated Statement of Operations in the third quarter of 2003. The Company is subject to certain indemnity provisions included in the stock purchase agreement entered into as part of the financing. In December 2003, the Company also issued warrants to purchase 81,104 shares of common stock to the firm Merriman Curhan and Ford & Co. as compensation as placement agent for the private placement. These warrants have the same terms as the warrants issued in the private placement.

The Company believes that existing cash balances, proceeds from the private placement and funds available through the Company's bank lines of credit along with funds that may be generated from operations, will be sufficient to finance the Company's currently anticipated working capital requirements and capital expenditure requirements for at least the next twelve months. However, unforeseen adverse competitive, economic or other factors may damage the Company's cash position, and thereby affect operations. From time to time the Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such funding, if needed, will be available on terms acceptable to the Company, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies or products. Failure to generate sufficient revenues or to raise capital when needed could have an adverse impact on the Company's business, operating results and financial condition, as well as its ability to achieve its intended business objectives.

Critical Accounting Policies

The preparation of financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies and the reported amounts of revenue and expenses in the financial statements. Material differences may result in the amount and timing of revenue and expenses if different judgments or different estimates were utilized. See Note 2 of Notes to Consolidated Financial Statements contains a discussion of the Company's significant accounting policies. Critical accounting policies, judgments and estimates which we believe have the most significant impact on the Company's financial statements are set forth below:

- Revenue recognition;
- Allowances for doubtful accounts, returns and discounts;
- Valuation of inventories; and
- Accounting for income taxes.

Revenue Recognition

The Company recognizes revenue upon: (1) receipt of a purchase order from the customer or completion of a sales agreement with the customer; (2) shipment of the product has occurred or services have been provided; and (3) the sales price is fixed or determinable and collectibility is reasonably assured. Revenue from product sales is generally recognized upon shipment, and allowances are provided for estimated returns, discounts and warranties. Such allowances are adjusted periodically to reflect actual and anticipated returns, discounts and warranty expenses. Revenue on sales that include services such as design, integration and installation is generally recognized using the percentage-of-completion method. Under the percentage-of-completion method, revenue recognized reflects the portion of the anticipated contract revenue that has been earned, equal to the ratio of labor costs expended to date to anticipated final labor costs, based on current estimates of labor costs to complete the project. The Company's products are generally subject to warranties, and the Company provides for the estimated future costs of repair, replacement or customer accommodation in costs of sales. Fees for research and development services are determined on a cost-plus basis and are recognized as revenue when performed.

The Company recognizes shipments to pool lighting distributors as revenue upon shipment. Estimated sales returns are recorded upon recognition of revenues from distributors having rights of return, including exchange rights for unsold products. Historically, there have been minimal returns. Shipments made to commercial lighting representatives and distributors are also recognized as revenue upon shipment because in these instances the representative or distributor is acting as a pass-through agent to a specific lighting project for which the Company has an existing contract or purchase order.

Revenue recognition in each period is dependent on our application of these accounting policies. Our application of percentage-of-completion accounting is subject to our estimates of labor costs to complete each project. In the event that actual results differ from these estimates or we adjust these estimates in future periods, our operating results for a particular period could be materially affected.

Allowances for Doubtful Accounts, Returns and Discounts

The Company establishes allowances for doubtful accounts, returns and discounts for specifically identified doubtful accounts, returns and discounts based on credit profiles of our customers, current economic trends, contractual terms and conditions and historical payment, return and discount experience. For each year ended December 31, the allowance for doubtful accounts, returns and discounts was $1,096,000 for 2003, $1,034,000 for 2002 and $1,334,000 for 2001. The amount charged to revenue for returns and discounts was $141,000 in 2003, $956,000 in 2002 and $1,487,000 in 2001. The amount charged to expenses for doubtful accounts was $2,000 in 2003, $78,000 in 2002 and $274,000 in 2001. In the event that actual returns, discounts and bad debts differ from these estimates or we adjust these estimates in future periods, our operating results and financial position could be materially affected.

Valuation of Inventories

The Company states inventories at the lower of standard cost (which approximates actual cost determined using the first-in-first-out method) or market. The Company establishes provisions for excess and obsolete inventories after evaluation of historical sales, current economic trends, forecasted sales, product lifecycles and current inventory levels. During 2003, $128,000 was charged to cost of sales for excess and obsolete inventories. Adjustments to our estimates, such as forecasted sales and expected product lifecycles, could harm our operating results and financial position could be materially affected.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax liability in each of the jurisdictions in which we do business. This process involves estimating our actual current tax expense together with assessing temporary differences resulting form differing treatment of items, such as deferred revenues, for tax and accounting purposes. These differences result in deferred tax assets and assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that these deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not more likely than not or is unknown, we must establish a valuation allowance.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. At December 31, 2003, we have recorded a full valuation allowance against our deferred tax assets, due to uncertainties related to our ability to utilize our deferred tax assets, primarily consisting of certain net operating losses carried forward. The valuation allowance is based on our estimates of taxable income by jurisdiction and the period over which our deferred tax assets will be recoverable.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS"), No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 141, all business combinations initiated after June 30, 2001 must be accounted for using the purchase method. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles and the testing for impairment of existing goodwill and other intangibles. The Company adopted SFAS No. 142 effective January 1, 2002 (see Note 5 of the Notes to Consolidated Financial Statements).

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board, or APB, Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. The provisions of SFAS No. 144 were adopted by the Company as of January 1, 2002.

In November 2001, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." EITF No. 01-09 requires recording certain consideration paid to distributors of the Company's products as a reduction of revenue. The provisions of EITF No. 01-09 were adopted by the Company beginning January 1, 2002. The Company has incurred no change as a result of adopting EITF No. 01-09.

In June 2002, FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities". SFAS 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. The Company adopted the provisions of SFAS 146 effective for exit or disposal activities initiated after December 31, 2002. The provisions of EITF No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF No. 94-3 prior to the adoption of SFAS No. 146. The adoption of SFAS 146 will change on a prospective basis the timing of when restructuring charges are recorded from a commitment date approach to when the liability is incurred.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002.. The Company has adopted the disclosure provisions of FIN 45 relating to product warranty effective for the year ended December 31, 2002.

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2002. The Company has adopted the provisions of EITF Issue No. 00-21.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure" ("SFAS 148"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods ending after December 15, 2002. The Company has adopted the disclosure requirements of SFAS 148 as of December 31, 2002.

In January 2002, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2002. For variable interest entities created or acquired prior to February 1, 2002, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2002. The Company has adopted the provisions of FIN 46. The company is continuing to evaluate the impact of FIN 46-R and its related guidance for its adoption as of March 31, 2004. However, it is not expected to have a material impact on the company's Consolidated Financial Statements.

In May 2003, the FASB issued SFAS No.150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. It establishes classification and measurement standards for three types of freestanding financial instruments that have characteristics of both liabilities and equity. Instruments within the scope of SFAS No. 150 must be classified as liabilities within the company's Consolidated Financial Statements and be reported at settlement date value. The provisions of SFAS No. 150 are effective for (1) instruments entered into or modified after May 31, 2003, and (2) pre-existing instruments as of July 1, 2003. In November 2003, through the issuance of FSP 150-3, the FASB indefinitely deferred the effective date of certain provisions of SFAS No. 150, including mandatorily redeemable instruments as they relate to minority interests in consolidated finite-lived entities. The adoption of SFAS No. 150, as modified by FSP 150-3, did not have a material effect on the Consolidated Financial Statements.

Factors that May Affect Results

Our operating results are subject to fluctuations caused by many factors that could result in decreased revenues and a drop in the price of our common stock.

Our quarterly operating results can vary significantly depending upon a number of factors. It is difficult to predict the lighting market's acceptance of and demand for our products on a quarterly basis, and the level and timing of orders received can fluctuate substantially. Our sales volumes fluctuate, as does the relative volume of sales of our various products with significantly different product margins. Historically we have shipped a substantial portion of our quarterly sales in the last month of each of the second and fourth quarters of the year. Our product development and marketing expenditures may vary significantly from quarter to quarter and are made well in advance of potential resulting revenue. Significant portions of our expenses are relatively fixed in advance based upon our forecasts of future sales. If sales fall below our expectations in any given quarter, we will not be able to make any significant adjustment in our operating expenses, and our operating results will be adversely affected.

Our sales are dependent upon new construction levels and are subject to seasonal and general economic trends.

Sales of our pool and spa lighting products, which currently are available only with newly constructed pools and spas, depend substantially upon the level of new construction of pools. Sales of commercial lighting products also depend significantly upon the level of new building construction and renovation. Construction levels are affected by housing market trends, interest rates and the weather. Because of the seasonality of construction, our sales of swimming pool and commercial lighting products, and thus our overall revenues and income, have tended to be significantly lower in the first and the third quarter of each year. Various economic and other trends may alter these seasonal trends from year to year, and we cannot predict the extent to which these seasonal trends will continue. Recent and continued weakness in the U.S. economy may continue to affect construction and our business. Additionally, some business segments, such as themed entertainment, remain weak as a result of reduced air travel following the September 11, 2001 tragedy and the outbreak and spread of Severe Acute Respiratory Syndrome, or SARS. Themed entertainment is a key source of revenues for our commercial lighting segment and continued softness of this industry will potentially have a material negative effect on our future commercial lighting sales.

If we are not able to timely and successfully develop, manufacture, market and sell our new products, our operating results will decline.

We expect to introduce additional new products each year in the Pool and Spa Lighting and Commercial Lighting markets. Delivery of these products may cause us to incur additional unexpected research and development expenses. We could have difficulties manufacturing these new products as a result of our inexperience with them or the costs could be higher than expected. Any delays in the introduction of these new products could result in lost sales, loss of customer confidence and loss of market share. Also, it is difficult to predict whether the market will accept these new products. If any of these new products fails to meet expectations, our operating results will be adversely affected.

We operate in markets that are intensely and increasingly competitive.

Competition is increasing in a number of our markets. A number of companies offer directly competitive products, including fiber optic lighting products for downlighting, display case and water lighting, and neon and other lighted signs. We are also experiencing competition from light emitting diode, LED, products in water lighting and in neon and other lighted signs. Our competitors include some very large and well-established companies such as Philips, Schott, 3M, Bridgestone, Pentair, Mitsubishi and Osram/Siemens. All of these companies have substantially greater financial, technical and marketing resources than we do. We may not be able to adequately respond to fluctuations in competitive pricing. We anticipate that any future growth in fiber optic lighting will be accompanied by continuing increases in competition, which could adversely affect our operating results if we cannot compete effectively.

We rely on intellectual property and other proprietary information that may not be protected and that may be expensive to protect.

We currently hold 40 patents. There can be no assurance, however, that our issued patents are valid or that any patents applied for will be issued. We have a policy of seeking to protect our intellectual property through, among other things, the prosecution of patents with respect to certain of our technologies. There are many issued patents and pending patent applications in the field of fiber optic technology, and certain of our competitors hold and have applied for patents related to fiber optic lighting. Although, to date, we have not been involved in litigation challenging our intellectual property rights or asserting intellectual property rights of others, we have in the past received communications from third parties asserting rights in our patents or that our technology infringes intellectual property rights held by such third parties. Based on information currently avail able to us, we do not believe that any such claims involving our technology or patents are meritorious. However, we may be required to engage in litigation to protect our patent rights or to defend against the claims of others. In the event of litigation to determine the validity of any third party claims or claims by us against such third party, such litigation, whether or not determined in our favor, could result in significant expense and divert the efforts of our technical and management personnel, regardless of the outcome of such litigation.

We rely on distributors for a significant portion of our sales and terms and conditions of sales are subject to change with very little notice.

Most of our products are sold through distributors, and we do not have long-term contracts with our distributors. Some of these distributors are quite large, particularly in the pool products market. If these distributors significantly change their terms with us or change their historical pattern of ordering products from us, there could be a significant impact on our revenues and profits.

The loss of a key sales representative could have a negative impact on our net sales and operating results.

We rely on key sales representatives for a significant portion of our sales. These sales representatives have unique relationships with our customers and would be difficult to replace. The loss of a key sales representative could interfere with our ability to maintain customer relationships and result in declines in our net sales and operating results.

We depend on key employees in a competitive market for skilled personnel, and the loss of the services of any of our key employees could materially affect our business.

Our future success will depend to a large extent on the continued contributions of certain employees, many of whom would be difficult to replace. Our future success will also depend on our ability to attract and retain qualified technical, sales, marketing and management personnel, for whom competition is intense. The loss of or failure to attract and retain any such persons could delay product development cycles, disrupt our operations or otherwise harm our business or results of operations.

We depend on a limited number of suppliers from whom we do not have a guarantee to adequate supplies, increasing the risk that loss of or problems with a single supplier could result in impaired margins, reduced production volumes, strained customer relations and loss of business.

Mitsubishi is the sole supplier of our fiber, other than the large core fiber and think film coatings, we manufacture based on technology acquired in the Unison transaction. We also rely on a sole source for certain lamps, reflectors, remote control devices and power supplies. The loss of one or more of our suppliers could result in delays in the shipment of products, additional expense associated with redesigning products, impaired margins, reduced production volumes, strained customer relations and loss of business or could otherwise harm our results of operations.

We depend on ADLT for a number of components for our products. ADLT has recently filed for Chapter 11 bankruptcy, which could result in an interruption of supply and increased costs for these components.

ADLT supplies us with certain lamps, power supplies, reflectors and coatings. We have identified alternative suppliers for these components, but there could be an interruption of supply and increased costs if a transition to a new supplier were required. We could lose current or prospective customers as a result of supply interruptions. Increased costs would negatively impact our gross profit margin and results of operations.

We are becoming increasingly dependent on foreign sources of supply for many of our components and in some cases complete assemblies, which due to distance or political events may result in a lack of timely deliveries.

In order to save costs, we are continually seeking off-shore supply of components and assemblies. This results in longer lead times for deliveries which can mean less responsiveness to sudden changes in market demand for the products involved. Some of the countries where components are sourced may be less stable politically than the U.S., and this could lead to an interruption of the delivery of key components. Delays in the delivery of key components could result in delays in product shipments, additional expenses associated with locating alternative component sources or redesigning products, impaired margins, reduced production volumes, strained customer relations and loss of customers, any of which could harm our results of operations.

We are subject to manufacturing risks, including fluctuations in the costs of purchased components and raw materials due to market demand, shortages and other factors.

We depend on various components and raw materials for use in the manufacturing of our products. We may not be able to successfully manage price fluctuations due to market demand or shortages. In addition to risks associated with sole and foreign suppliers, significant increases in the costs of or sustained interruptions in our receipt of adequate amounts of necessary components and raw materials could harm our margins, result in manufacturing halts and negatively impact our results of operations.

Because we depend on a limited number of significant customers for our net sales, the loss of a significant customer, reduction in order size, or the effects of volume discounts granted to significant customers from time to time could harm our operating results.

Our business is currently dependent on a limited number of significant customers, and we anticipate that we will continue to rely on a limited number of customers. The loss of any significant customer would harm our net sales and operating results. Customer purchase deferrals, cancellations, reduced order volumes or non-renewals from any particular customer could cause our quarterly operating results to fluctuate or decline and harm our business. In addition, volume discounts granted to significant customers from time to time could lead to reduced profit margins, and negatively impact our operating results.

Our components and products could have design, defects or compatibility issues, which could be costly to correct and could result in the rejection of our products and damage to our reputation, as well as lost sales, diverted development resources and increased warranty reserves and manufacturing costs.

We cannot be assured that we will not experience defects or compatibility issues in components or products in the future. Errors or defects in our products may arise in the future, and, if significant or perceived to be significant, could result in rejection of our products, product returns or recalls, damage to our reputation, lost revenues, diverted development resources and increased customer service and support costs and warranty claims. Errors or defects in our products could also result in product liability claims. We estimate warranty and other returns and accrue reserves for such costs at the time of sale. Any estimates, reserves or accruals may be insufficient to cover sharp increases in product returns, and such returns may harm our operating results. In addition, customers may require design changes in our products in order to suit their needs. Losses, delays or damage to our reputation due to design or defect issues would likely harm our business, financial condition and results of operations.

If we are unable to predict market demand for our products and focus our inventories and development efforts to meet market demand, we could lose sales opportunities and experience a decline in sales.

In order to arrange for the manufacture of sufficient quantities of products and avoid excess inventory we need to accurately predict market demand for each of our products. Significant unanticipated fluctuations in demand could cause problems in our operations. We may not be able to accurately predict market demand in order to properly allocate our manufacturing and distribution resources among our products. As a result we may experience declines in sales and lose, or fail to gain, market share.

We depend on collaboration with third parties, who are not subject to material contractual commitments, to augment our research and development efforts.

Our research and development efforts include collaboration with third parties. Many of these third parties are not bound by any material contractual commitment leaving them free to end their collaborative efforts at will. Loss of these collaborative efforts would adversely affect our research and development efforts and could have a negative effect on our competitive position in the market. In addition, arrangements for joint development efforts may require us to make royalty payments on sales of resultant products or enter into licensing agreements for the technology developed, which could increase our costs and negatively impact our results of operations.

We have experienced negative cash flow from operations and may continue to do so in the future. We may need to raise additional capital in the near future, but our ability to do so may be limited.

While we have historically been able to fund cash needs from operations, from bank lines of credit or from capital markets, due to competitive, economic or other factors there can be no assurance that we will continue to be able to do so. If our capital resources are insufficient to satisfy our liquidity requirements and overall business objectives we may seek to sell additional equity securities or obtain debt financing. Adverse business conditions due to a continued weak economic environment or a weak market for our products have led to and may lead to continued negative cash flow from operations, which may require us to raise additional financing, including equity financing. Any equity financing may be dilutive to shareholders, and debt financing, if available, will increase expenses and may involve restrictive covenants. We may be required to raise additional capital, at times and in amounts, which are uncertain, especially under the current capital market conditions. Under these circumstances, if we are unable to acquire additional capital or are required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on our financial condition, which could require us to curtail our operations significantly, sell significant assets, seek arrangements with strategic partners or other parties that may require us to relinquish significant rights to products, technologies or markets, or explore other strategic alternatives including a merger or sale of our company.

Our stock price has been and will likely continue to be volatile and you may be unable to resell your shares at or above the price you paid.

Our stock price has been and is likely to be highly volatile, particularly due to our relatively limited trading volume. Our stock price could fluctuate significantly due to a number of factors, including:

- variations in our anticipated or actual operating results;
- sales of substantial amounts of our stock;
- dilution as a result of additional equity financing by us;
- announcements about us or about our competitors, including technological innovation or new products or services;
- conditions in the fiber optic lighting industry;
- governmental regulation and legislation; and
- changes in securities analysts' estimates of our performance, or our failure to meet analysts' expectations.

Many of these factors are beyond our control.

In addition, the stock markets in general, and The Nasdaq National Market and the market for fiber optic lighting and technology companies in particular, have experienced extreme price and volume fluctuations recently. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance.

In the past, companies that have experienced volatility in the market prices of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

Item 7A. Qualitative or Quantitative Disclosures About Market Risk

At December 31, 2003, the Company had $715,000 in cash held in foreign currencies as translated at period end foreign currency exchange rates. The balances for cash held overseas in foreign currencies is subject to exchange rate risk. The Company has a policy of maintaining cash balances in local currencies unless an amount of cash is occasionally transferred in order to repay intercompany debts.

The Company has certain bank borrowings in foreign currencies. The Company had a total borrowing of $475,000 against a credit facility which totals $731,000 (in Euros) held by its German subsidiary. This borrowing is largely held in order to finance the building of new offices owned by the Company in Berching, Germany. Of the amounts due under this borrowing, $475,000 is due in 2008. In addition, there is a revolving line of credit of $254,000 (in Euros) with Sparkasse Neumarkt Bank. As of December 31, 2003, there were no borrowings against this facility.

Item 8. Consolidated Financial Statements and Supplementary Data.

The Company's Consolidated Financial Statements and related notes thereto required by this item are listed and set forth in this Report in Item 15(a). The accompanying notes are an integral part of those consolidated financial statements.

Supplementary Financial Information

The following table sets forth selected unaudited financial information for the Company for the eight quarters in the period ended December 31, 2003. This information has been prepared on the same basis as the audited financial statements and, in the opinion of management, contains all adjustments necessary for a fair presentation thereof.

QUARTERLY FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA)

2003 QUARTERS ENDED	DEC. 31	SEP. 30	JUN. 30	MAR. 31
Net sales	$ 7,418	$ 6,367	$ 7,574	$ 5,879
Gross profit	3,060	2,360	2,875	2,046
As a percent of net sales	41.3%	37.1%	38.0%	34.8%
Net income (loss)	110	(181)	85	(622)
As a percent of net sales	1.5%	(2.8)%	1.1%	(10.6)%
Net income (loss) per share:				
Basic	$ 0.02	$ (0.03)	$ 0.02	$ (0.12)
Diluted	$ 0.02	$ (0.03)	$ 0.02	$ (0.12)

2002 QUARTERS ENDED	DEC. 31	SEP. 30	JUN. 30	MAR. 31
Net sales	$ 7,447	$ 7,155	$ 8,768	$ 7,590
Gross profit	2,638	2,567	3,383	2,886
As a percent of net sales	35.4%	35.9%	38.6%	38.0%
Net income (loss)	(478)	(2,974)*	3	(70)
As a percent of net sales	(6.4)%	(41.6)%	—%	(0.9)%
Net income (loss) per share:				
Basic	$ (0.09)	$ (0.58)	$ —	$ (0.01)
Diluted	$ (0.09)	$ (0.58)	$ —	$ (0.01)

* Note: Included in these results is a $2,405,000 charge for a valuation allowance for deferred taxes taken in the quarter ended September 30, 2002.

In accordance with SFAS 142 the Company ceased amortizing goodwill as of December 31, 2001. Refer to Note 5 of the Notes to Consolidated Financial Statements.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

As disclosed in our current report on Form 8-K filed October 2, 2003, we changed independent accountants effective September 29, 2003.

Item 9A. Controls and Procedures

(a) *Evaluation of disclosure controls and procedures.* We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet, and management believes that they meet, reasonable assurance standards. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls and procedures were effective to ensure that material information relating to us, including our consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which this Annual Report on Form 10-K was being prepared.

(b) *Changes in internal controls.* There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) identified in connection with the evaluation described in Item 9A(a) above that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item regarding directors and nominees is incorporated herein by reference from the information under the caption "PROPOSAL NO. 1: ELECTION OF DIRECTORS" in the Company's definitive Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for the Company's 2004 Annual Meeting of Shareholders to be held on May 19, 2004 (the "Proxy Statement").

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The members of the Audit Committee are John B. Stuppin, David Traversi (Chairperson) and Philip Wolfson. All of such members meet the independence standards established by The Nasdaq Stock Market for serving on an audit committee. SEC regulations require the Company to disclose whether a director qualifying as an "audit committee financial expert" serves on the Company's Audit Committee. The Company's Board of Directors has determined that Mr. Traversi qualifies as an "audit committee financial expert" within the meaning of such regulations.

The Company's Board of Directors adopted a Code of Ethics and Business Conduct for all of its directors, officers and employees on February 25, 2004. The Company's Code of Ethics and Business Conduct is available free of charge upon request. To request a copy of the Code of Ethics and Business Conduct, please send a written request to the Secretary of the Company at 44259 Nobel Drive, Fremont, California 94538.

Item 11. Executive Compensation

The information regarding executive compensation required by Item 11 is incorporated herein by reference from the information in the Proxy Statement under the captions "EXECUTIVE COMPENSATION AND OTHER MATTERS," "PROPOSAL NO. 1: ELECTION OF DIRECTORS—Director Compensation" and "PROPOSAL NO. 1: ELECTION OF DIRECTORS—Compensation Committee Interlocks and Insider Participation."

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information regarding security ownership of certain beneficial owners and management required by Item 12 is incorporated herein by reference from the information in the Proxy Statement under the caption "SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT."

Equity Compensation Plan Information

The information regarding equity compensation plans required by Item 12 can be found under Item 5 of this report.

Item 13. Certain Relationships and Related Transactions

The information regarding certain relationships and related transactions required by Item 13 is incorporated herein by reference to the information in the Proxy Statement under the caption "CERTAIN TRANSACTIONS."

Item 14. Principal Accountant Fees and Services

The information regarding principal accountant fees and services and the pre-approval policies and procedures required by Item 14 is incorporated by reference from the information contained in the Proxy Statement under the caption "RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS – Principal Accountant Fees and Services" and "RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS – Pre-Approval Policies and Procedures."

PART IV

Item 15. Exhibits, Financial Statement Schedule and Reports on Form 8-K

(a) (1) Financial Statements

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Fiberstars, Inc.
Fremont, California

We have audited the accompanying consolidated balance sheet of Fiberstars, Inc. as of December 31, 2003, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fiberstars, Inc. as of December 31, 2003, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

San Francisco, California
February 27, 2004

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Fiberstars, Inc.
Fremont, California

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows present fairly, in all material respects, the financial position of Fiberstars, Inc. and its subsidiaries (the Company) at December 31, 2002 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the consolidated financial statements, effective January 1, 2002, the Company ceased amortization of its goodwill on adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ PricewaterhouseCoopers LLP
February 14, 2003

FIBERSTARS, INC.
CONSOLIDATED BALANCE SHEETS,
December 31, 2003 and 2002
(amounts in thousands except share amounts)

	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,254	$ 231
Accounts receivable, net of allowances for doubtful accounts of $357 in 2003 and $435 in 2002	5,610	5,208
Notes and other receivables	143	239
Inventories, net	6,618	6,808
Prepaids and other current assets	246	343
Total current assets	16,871	12,829
Fixed assets, net	2,634	2,581
Goodwill, net	4,190	4,032
Intangibles, net	306	462
Other assets	118	197
Total assets	$ 24,119	$ 20,101
LIABILITIES		
Current liabilities:		
Accounts payable	$ 2,205	$ 2,011
Accruals and other current liabilities	2,413	2,117
Bank overdraft	---	691
Short-term bank borrowings	30	593
Total current liabilities	4,648	5,412
Long-term bank borrows and liabilities	521	449
Total liabilities	5,169	5,861
Commitments and contingencies (Note 8).		
SHAREHOLDERS' EQUITY		
Preferred stock, par value $0.0001 per share:		
Authorized: 2,000,000 shares in 2003 and 2002		
Issued and outstanding: no shares in 2003 and 2002		
Common stock, par value $0.0001 per share:		
Authorized: 30,000,000 shares in 2003 and 2002		
Issued and outstanding: 6,316,694 shares in 2003 and 4,667,321 shares in 2002	1	1
Additional paid-in capital	24,531	19,611
Notes receivable from shareholder	(224)	(75)
Accumulated other comprehensive income (loss)	428	(119)
Accumulated deficit	(5,786)	(5,178)
Total shareholders' equity	18,950	14,240
Total liabilities and shareholders' equity	$ 24,119	$ 20,101

The accompanying notes are an integral part of these financial statements.

FIBERSTARS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2003, 2002 and 2001
(amounts in thousands except per share amounts)

	2003	2002	2001
Net sales	$ 27,238	$ 30,960	$ 29,053
Cost of sales	16,897	19,486	17,606
Gross profit	10,341	11,474	11,447
Operating expenses:			
Research and development	1,279	2,290	2,764
Sales and marketing	7,188	7,907	8,371
General and administrative	2,435	2,709	3,627
Total operating expenses	10,902	12,906	14,762
Loss from operations	(561)	(1,432)	(3,315)
Other income (expense):			
Equity in joint venture's income	6	16	15
Interest and other income	80	41	41
Interest expense	(119)	(66)	(122)
Net loss before income taxes	(594)	(1,441)	(3,381)
Benefit from (provision for) income taxes	(14)	(2,078)	1,253
Net loss	$ (608)	$ (3,519)	$ (2,128)
Net loss per share—basic and diluted	$ (0.10)	$ (0.70)	$ (0.45)
Shares used in per share calculation—basic and diluted	5,993	5,028	4,756

The accompanying notes are an integral part of these financial statements.

FIBERSTARS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the years ended December 31, 2003, 2002 and 2001
(amounts in thousands)

	2003	2002	2001
Net loss	$ (608)	$ (3,519)	$ (2,128)
Other comprehensive loss:			
Foreign currency translation adjustments	870	444	(192)
Income tax benefit (provision)	(323)	(164)	71
Comprehensive loss	$ (61)	$ (3,239)	$ (2,249)

The accompanying notes are an integral part of these financial statements.

FIBERSTARS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended December 31, 2003, 2002 and 2001
(amounts in thousands)

	Common Stock		Additional Paid-In	Notes Receivable From	Accumulated Other Comprehensive	(Accumulated Deficit) Retained	
	Shares	Amount	Capital	Shareholder	Loss	Earnings	Total
Balances, December 31, 2000	4,288	$ 1	$ 18,443	$ (75)	$ (278)	$ 469	$ 18,560
Exercise of common stock options	28		81				81
Issuance of common stock under employee stock purchase plan	12		39				39
Foreign currency translation adjustment					(121)		(121)
Net loss						(2,128)	(2,128)
Balances, December 31, 2001	4,328	1	18,563	(75)	(399)	(1,659)	16,431
Issuance of common stock—private placement	329		972				972
Non-employee stock-based compensation			48				48
Issuance of common stock under employee stock purchase plan	10		28				28
Foreign currency translation adjustment					280		280
Net loss						(3,519)	(3,519)
Balances, December 31, 2002	4,667	1	19,611	(75)	(119)	(5,178)	14,240
Issuance of common stock—private placement	1,350		3,730				3,730
Non-employee stock-based compensation			27				27
uance of common stock under employee stock purchase plan	8		23				23
Issuance of common stock under employee stock purchase plan	292		1,140	(224)			916
Note receivable from shareholder				75			75
Foreign currency translation adjustment					547		547
Net loss						(608)	(608)
Balances, December 31, 2003	6,317	$ 1	$ 24,531	$ (224)	$ 428	$ (5,786)	$ 18,950

The accompanying notes are an integral part of these financial statements.

FIBERSTARS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2003, 2002 and 2001
(amounts in thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net loss	$ (608)	$ (3,519)	$ (2,128)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	961	1,086	1,426
Provision for doubtful accounts receivable	(22)	78	274
Non-employee stock-based compensation	---	48	—
Deferred income taxes	---	2,035	(808)
Equity in joint venture	6	(16)	(15)
Changes in assets and liabilities:			
Accounts receivable, trade	(238)	(314)	2,210
Inventories	398	(1,239)	218
Prepaid and other current assets	219	334	(213)
Other assets	73	150	(173)
Accounts payable	168	(344)	(1,101)
Accruals and other current liabilities	(28)	(171)	89
Total adjustments	1,537	1,647	1,907
Net cash provided by (used in) operating activities	929	(1,872)	(221)
Cash flows from investing activities:			
Acquisition of fixed assets	(717)	(793)	(530)
Net cash used in investing activities	(717)	(793)	(530)
Cash flows from financing activities:			
Proceeds from issuances of common stock	4,920	1,000	119
Repayment of loan made to shareholder	75	-	-
Loan made to shareholder	(224)	---	---
Proceeds from (repayments of) long-term bank borrowings	(26)	30	(38)
Net proceeds from short-term bank borrowings	(607)	492	93
Bank overdraft	(691)	691	—
Net cash provided by financing activities	3,447	2,213	174
Effect of exchange rate changes on cash	364	99	(69)
Net increase (decrease) in cash and cash equivalents	4,023	(353)	(646)
Cash and cash equivalents, beginning of year	231	584	1,230
Cash and cash equivalents, end of year	$ 4,254	$ 231	$ 584
Supplemental information:			
Interest paid	$ 119	$ 42	$ 122
Fully depreciated assets disposed of	$ ---	$ 1,544	$ —
Income taxes paid (received)	$ ---	$ (636)	$ 276

The accompanying notes are an integral part of these financial statements

FIBERSTARS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

1. Nature of Operations:

Fiberstars, Inc. (the "Company") develops and assembles lighting products using fiber optic technology for commercial lighting and swimming pool and spa lighting applications. The Company markets its products for worldwide distribution primarily through independent sales representatives, distributors and swimming pool builders.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The consolidated financial statements include the accounts of Fiberstars, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Certain prior period amounts have been reclassified to conform to the current year's presentation.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Estimates include, but are not limited to, the establishment of reserves for accounts receivable, sales returns, and warranty claims; the useful lives for property, equipment, and intangible assets, and stock-based compensation. Actual results could differ from those estimates.

Cash Equivalents:

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Investments in Joint Ventures:

The Company records its investments in joint ventures under the equity method of accounting.

Fair Value of Financial Instruments:

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of long-term debt obligations also approximates fair value.

Revenue Recognition:

The Company recognizes revenue upon: (1) receipt of a purchase order from the customer or completion of a sales agreement with the customer; (2) shipment of the product has occurred or services have been provided; and (3) the sales price is fixed or determinable and collectibility is reasonably assured. Revenue from product sales is generally recognized upon shipment, and allowances are provided for estimated returns, discounts and warranties. Such allowances are adjusted periodically to reflect actual and anticipated returns, discounts and warranty expenses. Revenue on sales that includes services such as design, integration and installation is generally recognized using the percentage-of-completion method. Under the percentage-of-completion method, revenue recognized reflects the portion of the anticipated contract revenue that has been earned, equal to the ratio of labor costs expended to date to anticipated final labor costs, based on current estimates of labor costs to complete the project. The Company's products are generally subject to warranties, and the Company provides for the estimated future costs of repair, replacement or customer accommodation in costs of sales. Fees for research and development services are determined on a cost-plus basis and are recognized as revenue when performed.

The Company recognizes shipments to pool lighting distributors as revenue upon shipment. Estimated sales returns are recorded upon recognition of revenues from distributors having rights of return, including exchange rights for unsold products. Shipments made to commercial lighting representatives and distributors are also recognized as revenue upon shipment because in these instances the representative or distributor is acting as a pass-through agent to a specific lighting project for which the Company has an existing contract or purchase order.

Inventories:

The Company states inventories at the lower of standard cost (which approximates actual cost determined using the first-in-first-out method) or market. The Company establishes provisions for excess and obsolete inventories after evaluation of historical sales, current economic trends, forecasted sales, product lifecycles and current inventory levels. Charges to cost of sales for excess and obsolete inventories amounted to $128,000, $201,000 and $155,000 in 2003, 2002 and 2001, respectively.

Accounts Receivable:

The Company's customers are currently concentrated in the United States and Europe. In the normal course of business, the Company extends unsecured credit to its customers related to the sale of its products. Typical credit terms require payment within 30 days from the date of delivery or service. The Company evaluates and monitors the creditworthiness of each customer on a case-by-case basis. The Company provides allowances for sales returns and doubtful accounts based on its continuing evaluation of its customers' ongoing requirements and credit risk. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The Company does not require collateral from its customers.

Income Taxes:

As part of the process of preparing its consolidated financial statements, the Company is required to estimate its income tax liability in each of the jurisdictions in which it does business. This process involves estimating the Company's income tax liability in each of the jurisdictions in which it does business. This process involves estimating the Company's actual current tax expense together with assessing temporary differences resulting form differing treatment of items, such as deferred revenues, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. The Company must then assess the likelihood that these deferred tax assets will be recovered from future taxable income and, to the extent the Company believe that recovery is not more likely than not, or is unknown, the Company must establish a valuation allowance.

Significant management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against such deferred tax assets. At December 31, 2003, the Company's deferred tax assets primarily consist of certain net operating losses carried forward. The Company has recorded a full valuation allowance of $2,596,000 against these deferred tax assets, due to uncertainties related to its ability to utilize those deferred tax assets,. The valuation allowance is based on estimates of taxable income by jurisdiction and the periods over which its deferred tax assets could be recoverable.

Long-lived Assets:

Goodwill represents the excess of acquisition cost over the fair value of tangible and identified intangible net assets of the businesses acquired. Goodwill is not amortized, but is subjected to an annual impairment test. Intangible assets from acquisitions are stated at cost and are amortized on a straight-line basis over the estimated life of the assets acquired, but in no case for a period longer than 10 years. Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets (two to five years). Leasehold improvements are amortized on a straight-line basis over their estimated useful lives or the lease term, whichever is shorter, generally 3 to 7 years. When events or changes in circumstances indicate that assets may be impaired, an evaluation is performed comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required.

Certain Risks and Concentrations:

The Company invests its excess cash in deposits and high-grade short-term securities with two major banks. The Company maintains cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. At times the cash balances could exceed the amounts insured by the FDIC. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk of loss.

The Company sells its products primarily to commercial lighting distributors and residential pool distributors and pool installation contractors in North America, Europe and the Far East. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Although the Company maintains allowances for potential credit losses that it believes to be adequate, a payment default on a significant sale could materially and adversely affect its operating results and financial condition. At December 31, 2003, one customer accounted for 14% of accounts receivable and at December 31, 2002, the same customer accounted for 13% of accounts receivable. The customer also accounted for 11%, 9% and 8% of net sales in 2003, 2002 and 2001, respectively.

The Company currently buys all of its small diameter stranded fiber, the main component of most of its products, from one supplier. There are a limited number of fiber suppliers, and even if an alternative supplier were obtained, a change in suppliers could cause delays in manufacturing and a possible loss of sales which would adversely affect operating results.

The Company also relies on sole source suppliers for certain lamps, reflectors, remote control devices and power supplies. Although the Company cannot predict the effect that the loss of one or more of such suppliers would have on the Company, such loss could result in delays in the shipment of products and additional expenses associated with redesigning products and could have a material adverse effect on the Company's operating results.

Research and Development:

Research and development costs are charged to operations as incurred. In 2000 the Company received a federal grant from the National Institute of Standards and Technology ("NIST") for to $2,000,000 over three years for research and development of large core fiber for lighting purposes. This award provided the Company with $520,000 in funding for the eleven-month period beginning November 2000 and ended September 2001 and $914,000 for the one-year period ended September 2002, and $566,000 for the one-year period ending September 2003. The Company records the amount of NIST funding for each period as a credit to research and development expense. During the Company's fiscal years ended December 31, 2003, 2002 and 2001, amounts of $507,000, $874,000 and $543,000 were recorded respectively, as a credit to research and development expenses under the NIST grant. The accounting for the NIST contract is subject to independent audit at the end of the contract for the award year ending September 30, 2003.

In February 2003, DARPA awarded the Company and its partners a research and development contract for the development of next generation light sources, optics, luminaire and integrated illuminated technologies for its High Efficiency Distributed Lighting ("HEDLight") project. The DARPA contract calls for payments of $6,818,000 to the Company over three years based on achievement of various research and development milestones. On April 10, 2003 the Company announced that it and APL Engineered Materials, a subsidiary of Advanced Lighting Technologies Inc. ("ADLT"), were awarded a further $2.7 million research and development contract from the DARPA to develop a new arc discharge light source. The Company will receive $300,000 of this amount for its portion of this research. APL Engineered Materials will lead the light source project. The contract provided the company $1,463,000 in funding for the fiscal year 2003, net of subcontractor fees. The Company records the amount of DARPA funding for each period as a credit to research and development expense. The milestones are for work performed in developing fiber optic illuminators and fixtures for installation on ships and aircraft. Funds for the first year have congressional budget approval and funds for subsequent years are subsequent to budget approval for those years.

Earnings Per Share:

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental shares upon exercise of stock options.

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share is provided as follows *(in thousands, except per share amounts)*:

	Years Ended December 31,		
	2003	2002	2001
Numerator—Basic and Diluted earnings (loss) per share			
Net loss	$ (608)	$ (3,519)	$ (2,128)
Denominator—Basic and Diluted earnings (loss) per share			
Weighted average shares outstanding	5,993	5,028	4,756
Basic and diluted loss per share	$ (0.10)	$ (0.70)	$ (0.45)

The shares outstanding used for calculating basic and diluted earnings (loss) per share includes 445,000 shares of common stock issuable for no cash consideration upon exercise of certain exchange provisions of warrants held by ADLT.

Options and warrants to purchase 1,989,017 shares, 1,598,076 shares and 1,529,678 shares of common stock were outstanding at December 31, 2003, 2002 and 2001, respectively, but were not included in the calculations of diluted earnings (loss) per share because the Company had a loss for these years.

Stock-Based Compensation:

As of December 31, 2003, the Company has four stock-based employee compensation plans, which are described more fully in Note 9. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings (loss) per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation.

(in thousands, except per share amounts):

	Years Ended December 31,		
	2003	2002	2001
Net Loss—as reported	$ (608)	$ (3,519)	$ (2,128)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(527)	(699)	(488)
Net Loss—Pro forma	$ (1,135)	$ (4,218)	$ (2,616)
Basic and Diluted Loss Per Share—As reported	$ (0.10)	$ (0.70)	$ (0.45)
Basic and Diluted Loss Per Share—Pro forma	$ (0.19)	$ (0.84)	$ (0.55)

The fair value of each option grant and stock purchase plan grant combined is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001:

	2003	2002	2001
Fair value of options issued	$ 1.65	$ 2.53	$ 1.89
Exercise price	$ 5.04	$ 4.46	3.69
Expected life of option	3.93 years	3.90 years	3.65 years
Risk-free interest rate	3.87%	4.19%	4.61%
Expected volatility	48%	72%	67%

Foreign Currency Translation:

The Company's international subsidiaries use their local currencies as their functional currencies. For those subsidiaries, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expense accounts at average exchange rates during the year. Resulting translation adjustments are recorded directly to a separate component of shareholders' equity. Foreign currency transaction gains and losses are included as a component of interest income and other. Gains and losses from foreign currency translation are included as a separate component of comprehensive income.

Advertising Expenses:

The Company expenses the costs of advertising as incurred. Advertising expenses were $119,000, $203,000 and $13,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Product warranties:

The Company warrants finished goods against defects in material and workmanship under normal use and service for periods of one to three years for illuminators and fiber. A liability for the estimated future costs under product warranties is maintained based on estimated future warranty expense for products outstanding under warranty:

	Year ended December 31, 2003
	(in thousands)
Balance at the beginning of the year	$ 260,000
Accruals for warranties issued during the year	637,000
Accruals related to pre-existing warranties (including changes in estimates)	—
Settlements made during the year (in cash or in kind)	(567,000)
Balance at the end of the year	$ 330,000

Recent Pronouncements:

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS"), No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 141, all business combinations initiated after June 30, 2001 must be accounted for using the purchase method. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles and the testing for impairment of existing goodwill and other intangibles. The Company adopted SFAS No. 142 effective January 1, 2002 (see Note 5 of the Notes to Consolidated Financial Statements).

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board, or APB, Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. The provisions of SFAS No. 144 were adopted by the Company as of January 1, 2002.

In November 2001, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." EITF No. 01-09 requires recording certain consideration paid to distributors of the Company's products as a reduction of revenue. The provisions of EITF No. 01-09 were adopted by the Company beginning January 1, 2002. The Company has incurred no change as a result of adopting EITF No. 01-09.

In June 2002, FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities". SFAS 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. The Company adopted the provisions of SFAS 146 effective for exit or disposal activities initiated after December 31, 2002. The provisions of EITF No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF No. 94-3 prior to the adoption of SFAS No. 146. The adoption of SFAS 146 will change on a prospective basis the timing of when restructuring charges are recorded from a commitment date approach to when the liability is incurred.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has adopted the disclosure provisions of FIN 45 relating to product warranty effective for the year ended December 31, 2002.

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2002. The Company has adopted the provisions of EITF Issue No. 00-21.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure" ("SFAS 148"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods ending after December 15, 2002. The Company has adopted the disclosure requirements of SFAS 148 as of December 31, 2002 (see Note 2 of the Notes to Consolidated Financial Statements).

In January 2002, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2002. For variable interest entities created or acquired prior to February 1, 2002, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2002. The Company has adopted the provisions of FIN 46. The company is continuing to evaluate the impact of FIN 46-R and its related guidance for its adoption as of March 31, 2004. However, it is not expected to have a material impact on the company's Consolidated Financial Statements.

In May 2003, the FASB issued SFAS No.150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. It establishes classification and measurement standards for three types of freestanding financial instruments that have characteristics of both liabilities and equity. Instruments within the scope of SFAS No. 150 must be classified as liabilities within the company's Consolidated Financial Statements and be reported at settlement date value. The provisions of SFAS No. 150 are effective for (1) instruments entered into or modified after May 31, 2003, and (2) pre-existing instruments as of July 1, 2003. In November 2003, through the issuance of FSP 150-3, the FASB indefinitely deferred the effective date of certain provisions of SFAS No. 150, including mandatorily redeemable instruments as they relate to minority interests in consolidated finite-lived entities. The adoption of SFAS No. 150, as modified by FSP 150-3, did not have a material effect on the Consolidated Financial Statements.

3. Inventories *(in thousands):*

	December 31,	
	2003	2002
Raw materials	$ 5,955	$ 5,959
Inventory reserve	(714)	(653)
Finished goods	1,377	1,502
	$ 6,618	$ 6,808

4. Fixed Assets *(in thousands):*

	December 31,	
	2003	2002
Equipment (useful life 5 years)	$ 3,602	$ 3,258
Tooling (useful life 2 - 5 years)	1,668	1,515
Furniture and fixtures (useful life 5 years)	213	199
Computer software (useful life 3 years)	253	226
Leasehold improvements (the shorter of useful life or lease life)	1,824	1,423
	7,560	6,621
Less accumulated depreciation and amortization	(4,926)	(4,040)
	$ 2,634	$ 2,581

In 2002, the Company removed fixed assets no longer in service from its balance sheet. This resulted in a decrease in gross fixed asset value of $1,544,000 and a corresponding decrease in accumulated depreciation of $1,544,000.

5. Goodwill and Intangibles

The Company adopted the provisions of Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," effective January 1, 2002. The following table summarizes the impact of adopting SFAS 142 on the net loss and net loss per share for all periods reported in the accompanying Condensed Consolidated Financial Statements (in thousands, except per share amounts):

	2003	2002	2001
Reported net loss	$ (608)	$ (3,519)	$ (2,128)
Add back: goodwill amortization	—	—	220
Adjusted net loss	$ (608)	$ (3,519)	$ (1,908)
Basic and diluted loss per share:			
Reported net loss per share	$ (0.10)	$ (0.70)	$ (0.45)
Goodwill amortization per share	—	—	0.05
Adjusted net loss per share	$ (0.10)	$ (0.70)	$ (0.40)

As part of adopting SFAS 142 the Company reclassified certain intangibles from goodwill to intangibles. These amounts were based on an analysis of the asset value of the Unison acquisition performed at the time of the Unison acquisition in January 2000. The after-tax add-back of goodwill amortization for 2001 includes a gross amount of additional goodwill amortization of $280,000, calculated at historical rates and partially offset by $60,000, due to a change in the life of certain Unison intangibles from 10 years to 5 years effective January 2002.

In accordance with the provisions of SFAS 142 the Company performed the transitional goodwill impairment test prior to the end of the second quarter of 2002 and the annual impairment test in the fourth quarter of 2002 and 2003. The tests showed no impairment of the Company's goodwill asset. In accordance with SFAS 142, goodwill is subject to an annual impairment test.

The changes in the carrying amounts of goodwill and intangibles for the years ended December 31, 2002 and 2003 were as follows (in thousands):

	Goodwill			Intangibles		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Balance as of January 1, 2002	$ 6,261	$ (1,724)	$ 4,537	$ —	$ —	$ —
Reclassification	(770)	152	(618)	770	(152)	618
Amortization expense	—	—	—	—	(156)	(156)
Exchange rate			113			
Balance as of December 31, 2002	$ 5,491	$ (1,572)	$ 4,032	$ 770	$ (308)	$ 462
Amortization expense	—	—	—	—	(156)	(156)
Exchange rate			158			
Balance as of December 31, 2003	$ 5,491	$ (1,572)	$ 4,190	$ 770	$ (464)	$ 306

Intangibles at December 31, 2003 include developed and core technology and patents with a gross carrying amount of $399,000 and $371,000, respectively, and accumulated amortization of $241,000 and $223,000, respectively. Intangibles at December 31, 2002 include developed and core technology and patents with a gross carrying amount of $399,000 and $371,000, respectively, and accumulated amortization of $160,000 and $148,000, respectively.

The estimated annual amortization expense for intangibles is $157,000 for fiscal 2004 and $50,000 for each of fiscal 2005, 2006 and 2007.

6. Accruals and Other Current Liabilities *(in thousands):*

	December 31,	
	2003	2002
Sales commissions and incentives	$ 846	$ 661
Accrued warranty expense	330	260
Accrued legal fees	148	169
Accrued employee benefits	218	285
Accrued rent	187	189
Accrued payables—related parties	417	120
Accrued DARPA payables	99	--
Others	168	433
	$ 2,413	$ 2,117

7. Bank Borrowings:

The Company has a $5,000,000 Loan and Security Agreement (Accounts Receivable and Inventory) dated December 7, 2001, with Comerica Bank bearing interest equal to prime plus 0.25% per annum computed daily or a fixed rate term option of LIBOR plus 3%. Borrowings under this Loan and Security Agreement are collateralized by the Company's assets and intellectual property. Specific borrowings are tied to accounts receivable and inventory balances, and the Company must comply with certain covenants with respect to effective net worth and financial ratios. The Company had no borrowings against this facility as of December 31, 2003 and had borrowings of $416,000 as of December 31, 2002. As of December 31, 2003, the Company was not in conformity with the profit covenant, but has received a waiver to this covenant from the bank.

The Company also has a $444,000 (in UK pounds sterling, based on the exchange rate at December 31, 2003) bank overdraft agreement with Lloyds Bank Plc through its UK subsidiary. There were no borrowings against this facility as of December 31, 2003 and December 31, 2002.

As of December 31, 2003, the Company had a total borrowing of $475,000 (in Euros, based on the exchange rate effective as of December 31, 2003) against a note payable secured by real property owned by its German subsidiary. As of December 31, 2002, the Company had $475,000 borrowed against this note. Additionally, there is a revolving line of credit of $254,000 (in Euros, based on the exchange rate at December 31, 2003) with Sparkasse Neumarkt Bank. As of December 31, 2003, there were no borrowings against this facility and as of December 31, 2002 there was $142,000 in borrowings against this facility.

8. Commitments and Contingencies:

The Company occupies manufacturing and office facilities under non-cancelable operating leases expiring in 2006 under which it is responsible for related maintenance, taxes and insurance. Minimum lease commitments under the leases are as follows *(in thousands)*:

Year ending December 31,		Minimum lease commitments
2004	$	1,061
2005		1,082
2006		808
Total minimum lease payments	$	2,951

These leases included certain escalation clauses and thus rent expense was recorded on a straight-line basis. Rent expense approximated $891,000, $926,000 and $1,014,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

At December 31, 2003, a letter of credit in the amount of $350,000 was held by the Company on behalf of Sparkasse Neumarkt Bank. The letter of credit would be drawn against the Company's line of credit facility with Comerica Bank in the event of a default by the Company's German subsidiary, LBM, on its outstanding loan with Sparkasse Neumarkt Bank.

The Company is not currently a party to any material legal proceedings.

9. Shareholders' Equity:

Common Stock:

The notes receivable from shareholders for common stock bear interest at a rate of 9% and are payable ten years from the date of issuance. The Company does not recognize interest on these notes receivable until it is received.

Under the terms of certain agreements with the Company, the holders of approximately 1,818,000 shares of common stock have certain demand and piggyback registration rights. All registration expenses generally are borne by the Company.

Warrants:

As part of the acquisition of Unison, the Company provided ADLT with warrants to purchase one million shares of the Company's common stock exercisable at one penny per share. These warrants may not be exercised until the price of the Company's common stock reaches certain trading levels on the Nasdaq National Market, as follows: 250,000 will be exercisable when the price of the Company's common stock reaches $6.00; 250,000 when the price of the Company's common stock reaches $8.00; 250,000 when the price of the Company's common stock reaches $10.00; and 250,000 when the price of the Company's common stock reaches $12.00. These prices must be maintained as an average over at least 30 days. In addition, certain sales milestones must be reached on products developed from Unison technology before the warrants can be exercised. At ADLT's option, the warrants may be exchanged by ADLT, regardless of their exercisability, for up to 445,000 newly issued shares of common stock. The warrants expire in January 2010.

As part of the acquisition of Lightly Expressed, the Company granted the Lightly Expressed shareholders warrants to purchase 100,000 shares which may be exercised in three years if certain operating profits from sales of the products acquired are met. There were 50,000 warrants exercisable as of December 31, 2003.

On June 17, 2003, the Company entered into a securities purchase agreement to sell up to 1,350,233 shares of Common Stock and warrants to purchase 405,069 shares of Common Stock for an aggregate purchase price of $4,388,250 in a two-stage private placement. The first stage of the private placement, involving the sale of 923,078 shares of Common Stock and warrants to purchase 276,922 shares of Common Stock, closed on June 17, 2003 with the Company receiving net proceeds of $2,769,000 (net of fees and expenses). The second stage of the private placement, involving the sale of 427,155 shares of Common Stock and warrants to purchase 128,147 shares of Common Stock, closed on August 18, 2003 with the Company receiving net proceeds of $1,043,000 (net of fees and expenses). As required by Nasdaq Marketplace Rules, the issuance and sale of the shares and warrants in the second stage were subject to shareholder approval because the price was less than the greater of book or market value per share and amounted to 20% or more of the Company's Common Stock. The shareholders approved the issuance and sale of the shares and warrants in the second stage at a special meeting of shareholders held on August 12, 2003. For both stages, the purchase price of the Common Stock was $3.25 per share, which was a 12.5% discount on the 10-day average price as of June 1, 2003. The warrants have an initial exercise price of $4.50 per share and a life of 5 years. The warrants were valued at $641,000 and $297,000 for the first and second stages, respectively, based on a Black-Scholes calculation as of the June 17, 2003 and August 18, 2003 closing dates and under EITF 00-19 were included at those values in long term liabilities at the time of each closing. The balance of the net proceeds was accounted for as additional paid in capital. Under EITF 00-19, the Company marked-to-market the value of the warrants at the end of each accounting period until the registration statement for the shares and warrants was declared effective by the Securities and Exchange Commission ("SEC") on September 24, 2003. Once the registration statement for the shares and warrants was declared effective, the warrant value on the effective date was reclassified to equity as additional paid in capital. As a result of the change in value of the warrants from the first stage from the closing date to the end of the second quarter on June 30, 2003, the Company realized a benefit of $8,000 which was included in other income in the Condensed Consolidated Statement of Operations in the second quarter of 2003. As a result of the change in value of the first stage warrants from June 30, 2003 and the second stage warrants from the second closing date to September 30, 2003, the Company realized a benefit of $15,000 which was included in other income in the Condensed Consolidated Statement of Operations in the third quarter of 2003. The Company is subject to certain indemnity provisions included in the stock purchase agreement entered into as part of the financing. In December 2003, the Company also issued warrants to purchase 81,104 shares of common stock to the firm Merriman Curhan and Ford & Co. as compensation as placement agent for the private placement. These warrants have the same terms as the warrants issued in the private placement.

In a private placement in March 2002, the Company sold 328,633 shares of common stock for $972,000, net of fees and expenses of $28,000. In addition, each purchaser was issued a warrant to purchase a number of shares of the Company's common stock equal to 20% of the number of shares of common stock purchased by such purchaser in the offering. The purchase price of the common stock was $3.00 per share, which was based on an 8.8% discount on the 10-day average price as of March 14, 2002. The purchase price of the common stock for insiders who participated in the offering was $3.35, which was the higher of (1) the price on the closing date or (2) the 10-day average price as of March 14, 2002, plus a $.03 premium because of the issuances of the warrants. The warrants have an initial exercise price of $4.30 per share, with a life of 5 years.

Warrant activity comprised:

	Shares	Warrants Outstanding Exercise Price	Warrants Exercisable	Amount
				(in thousands)
Balance, December 31, 2000	1,100,000	$ 2.00 - $6.00	—	$ 3,000
Warrants granted	—	$ 2.00 - $6.00	—	$ —
Balance, December 31, 2001	1,100,000	$ 2.00 - $6.00	—	$ 3,000
Warrants granted	65,726	$ 4.30	65,726	$ 283
Balance, December 31, 2002	1,165,726	$ 2.00 - $6.00	65,726	$ 3,283
Warrants granted	486,173	$ 4.50	276,922	$ 1,265
Warrants cancelled	(50,000)	$ 6.00	50,000	($300)
Balance, December 31, 2003	1,601,899	$ 2.00 - $6.00	392,648	$ 4,248

1988 Stock Option Plan:

Upon adoption of the 1994 Stock Option Plan (see below), the Company's Board of Directors determined to make no further grants under the 1988 Stock Option Plan (the 1988 Plan). Upon cancellation or expiration of any options granted under the 1988 Plan, the related reserved shares of common stock will become available instead for options granted under the 1994 Stock Option Plan.

1994 Directors' Stock Option Plan:

At December 31, 2003, a total of 400,000 shares of common stock had been reserved for issuance under the 1994 Directors' Stock Option Plan. The plan provides for the granting of nonstatutory stock options to non-employee directors of the Company.

1994 Stock Option Plan:

At December 31, 2003, an aggregate of 1,550,000 shares of the Company's common stock had been reserved for issuance under the 1994 Stock Option Plan to employees, officers, and consultants at prices not lower than the fair market value of the common stock of the Company on the date of grant in the case of incentive stock options, and not lower than 85% of the fair market value on the date of grant in the case of non-statutory stock options. Options granted may be either incentive stock options or nonstatutory stock options. The plan administrator (the Board of Directors or a committee of the Board) determines the terms of options granted under the plan including the number of shares subject to the option, exercise price, term and exercisability. Activity Under the Stock Option Plans: Option activity under all plans comprised:

	Options Available For Grant	Number of Shares Outstanding	Weighted Average Exercise Price Per Share
	(in thousands)	(in thousands)	
Balance, December 31, 2000	93	1,668	$ 4.74
Granted	(85)	85	$ 3.83
Cancelled	195	(195)	$ 4.85
Exercised	—	(28)	$ 2.93
Balance, December 31, 2001	203	1,530	$ 4.74
Granted	(418)	418	$ 4.41
Cancelled	516	(516)	$ 5.00
Exercised	—	—	—
Balance, December 31, 2002	301	1,432	$ 4.57
Granted	(369)	369	$ 4.41
Cancelled	123	(123)	$ 3.62
Exercised		(291)	—
Balance, December 31, 2003	55	1,387	$ 4.87

At December 31, 2003, 2002 and 2001, options to purchase 1,005,466 shares, 1,100,102 shares and 1,147,007 shares of common stock, respectively, were exercisable at weighted average fair values of $4.86, $4.54 and $4.67, respectively.

	OPTIONS OUTSTANDING			OPTIONS CURRENTLY EXERCISABLE	
Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	(in thousands)	(in years)		(in thousands)	
$3.00 - $3.95	421	5.1	$ 3.65	205	$ 3.57
$4.00 - $4.88	417	2.3	$ 4.52	360	$ 4.51
$5.13 - $5.88	287	4.2	$ 5.50	312	$ 5.46
$6.25 - $7.23	262	4.7	$ 6.91	128	$ 6.83
	1,387			1,005	

1994 Employee Stock Purchase Plan:

At December 31, 2003, a total of 100,000 shares of common stock had been reserved for issuance under the 1994 Employee Stock Purchase Plan. The plan permits eligible employees to purchase common stock through payroll deductions at a price equal to the lower of 85% of the fair market value of the Company's common stock at the beginning or end of the offering period. Employees may end their participation at any time during the offering period, and participation ends automatically on termination of employment with the Company. At December 31, 2003, 82,214 shares had been issued under this plan.

Shareholder Rights Plan

On September 12, 2001, the Board of Directors of Fiberstars, Inc. declared a dividend distribution of one "Right" for each outstanding share of common stock of the Company to shareholders of record at the close of business on September 26, 2002. One Right will also attach to each share of common stock issued by the Company subsequent to such date and prior to the distribution date defined below. With certain exceptions, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of a new series of preferred stock, designated as Series A Participating Preferred Stock, at a price of $30.00 per one one-thousandth of a share, subject to adjustment. The Rights were distributed as a non-taxable dividend and expire ten years from the date of the Rights Plan. In general, the Rights will become exercisable and trade independently from the common stock on a distribution date that will occur on the earlier of (i) the public announcement of the acquisition by a person or group of 15% or more of the common stock or (ii) ten days after commencement of a tender or exchange offer for the common stock that would result in the acquisition of 15% or more of the common stock. Upon the occurrence of certain other events related to changes in ownership of the common stock, each holder of a Right would be entitled to purchase shares of common stock, or an acquiring corporation's common stock, having a market value of twice the exercise price. Under certain conditions, the Rights may be redeemed at $0.001 per Right by the Board of Directors. The description and terms of the Rights are set forth in a Rights Agreement dated as of September 20, 2002 between the Company and Mellon Investor Services LLC, as rights agent.

10. Income Taxes:

The components of the benefit from (provision for) income taxes are as follows *(in thousands)*:

	Years Ended December 31,		
	2003	2002	2001
Current:			
Federal	$ ---	$ —	$ 551
Foreign	14	(43)	(105)
State	---	—	(1)
	14	(43)	445
Deferred:			
Federal	—	(1,605)	910
State	—	(430)	(102)
	—	(2,035)	808
Benefit from (provision for) income taxes	$ (14)	$ (2,078)	$ 1,253

The following table shows the geographic components of pretax income (loss) between U.S. and foreign subsidiaries:

	December 31,		
	2003	2002	2001
U.S.	$ (788)	$ (2,021)	$ (3,568)
Foreign subsidiaries	194	580	187
	$ (594)	$ (1,441)	$ (3,381)

The principal items accounting for the difference between income taxes computed at the United States statutory rate and the benefit from (provision for) income taxes reflected in the statements of operations are as follows:

	December 31,		
	2003	2002	2001
United States statutory rate	34.0%	34.0%	34.0%
State Taxes (net of federal tax benefit)	5.5%	5.5%	5.5%
Valuation allowance	(39.5)	(181.1)%	—
Other	(2.3)%	(2.7)%	(2.4)%
	(2.3)%	(144.3)%	37.1%

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset are as follows *(in thousands)*:

	December 31,	
	2003	2002
Allowance for doubtful accounts	$ 118	$ 149
Accrued expenses and other reserves	571	989
Tax credits	155	235
Net operating loss	1,519	836
Other	233	—
Total deferred tax asset	2,596	2,209
Valuation allowance	(2,596)	(2,209)
Net deferred tax asset	$ —	$ —

The deferred tax asset has been fully reserved by management in accordance with FASB 109 since management cannot forecast when the tax loss carryforwards will be realized.

As of December 31, 2003, the Company has net operating loss carryforward of approximately $4.2 million and $1.3 million for federal and state income tax purposes, respectively. If not utilized, these carryforwards will begin to expire in 2020 for federal and 2008 for state purposes.

Under the Internal Revenue Code Section 382, the amounts of and benefits from net operating losses carryforwards may be impaired in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

11. Segments and Geographic Information:

The Company has two primary product lines: the pool and spa lighting product line and the commercial lighting product line, each of which markets and sells fiber optic lighting products. The Company markets its products for worldwide distribution primarily through independent sales representatives, distributors and swimming pool builders in North America, Europe and the Far East.

A summary of geographic sales is as follows *(in thousands)*:

	Years Ended December 31,		
	2003	2002	2001
U.S. Domestic	$ 19,171	$ 22,978	$ 21,298
Other Countries	8,067	7,982	7,755
	$ 27,238	$ 30,960	$ 29,053

A summary of geographic long-lived assets (fixed assets and goodwill) is as follows *(in thousands)*:

	December 31,	
	2003	2002
U.S. Domestic	$ 5,081	$ 5,501
Germany	1,897	1,418
Other Countries	152	156
	$ 7,130	$ 7,075

A summary of sales by product line is as follows *(in thousands)*:

	Years Ended December 31,		
	2003	2002	2001
Pool and Spa Lighting	$ 14,888	$ 17,925	$ 14,294
Commercial Lighting	12,350	13,035	14,759
	$ 27,238	$ 30,960	$ 29,053

12. Employee Retirement Plan:

The Company maintains a 401(k) profit sharing plan for its employees who meet certain qualifications. The Plan allows eligible employees to defer up to 15% of their earnings, not to exceed the statutory amount per year on a pretax basis through contributions to the Plan. The Plan provides for employer contributions at the discretion of the Board of Directors; however, no such contributions were made in 2003, 2002 or 2001.

13. Related Party Transactions:

In previous years, the Company advanced amounts to certain officers by way of promissory notes. The notes are collateralized by certain issued or potentially issuable shares of the Company's common stock. The notes bear interest at rates ranging from 6% to 8% per annum and are repayable at various dates through 2004. At December 31, 2003 and 2002, $16,000 and $62,000 was outstanding under the notes, respectively. At December 31, 2003, $4,000 was included in other assets and $12,000 was included in notes receivable and other assets. At December 31, 2002, $34,000 was included in other assets and $28,000 was included in notes receivable and other assets. In the second quarter of 2003, the Company took a charge of $27,000 in relation to renewing options held by a certain director that had expired.

As of December 31, 2003, ADLT was a holder of approximately 20% of the Company's outstanding Common Stock. In January 2000, the Company executed the Mutual Supply Agreement with ADLT under which the Company buys certain lamps and components for its illuminators and through which the Company sells its finished products to ADLT. The terms of this agreement provide for specified pricing on products purchased from and sold to ADLT. The Company has purchased, and continues to purchase, components from ADLT under the terms of this agreement. Also, in January 2000, the Company entered into a Development Agreement with Unison, a wholly owned subsidiary of ADLT, under which the Company provided development services for which it received $2 million in fees from October 1999 through January 2001. In exchange, the Company pays royalties on the sales of products these t echnologies produce at a rate of 3% for the first five years, 2% for the next two years and 1% for the next three years, after which the Company assumes exclusive royalty-free rights to these products.

The Company had sales to ADLT under terms of the Mutual Supply Agreement and prior supply agreements of $156,000 during 2003, $345,000 during 2002 and $484,000 during 2001. Purchases were made from ADLT under these agreements with the Company along with royalties paid amounted to $657,000 in 2003, $1,207,000 in 2002 and $904,000 in 2001. Accounts receivable from ADLT were $39,000 and $79,000 at December 31, 2003 and 2002, respectively. Accounts payable due to ADLT were $117,000 and $105,000 at December 31, 2003 and 2002, respectively.

Item 15 (continued)

(a) (continued)

(2) Financial Statement Schedules

The following Financial Statement Schedule of Fiberstars, Inc. is filed as part of this Form 10-K included in Item 15(d) below:

Schedule II—Valuation and Qualifying Accounts.

All other schedules are omitted either because they are not applicable or the required information is shown in the financial statements or the notes thereto.

(3) Exhibits

See Item 15 (c) below.

Each management contract or compensatory plan or arrangement required to be filed has been identified.

(b) Reports on Form 8-K.

The Company filed a Current Report on Form 8-K on October 2, 2003 reporting under Item 4 the Company's dismissal of PricewaterhouseCoopers LLP as its independent accountants and announcing the appointment Grant Thornton LLP as its independent accountant effective September 29, 2003.

The Company furnished a Current Report on Form 8-K on October 22, 2003 furnishing under item 12 the Company's press release and related conference call transcript relating to its financial results for the quarter ended September 30, 2003.

(c) Exhibits

Exhibit Number	Description of Documents
3(i).1	Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000).
3(i).2	Certificate of Determination of Series A Participating Preferred Stock of the Registrant (incorporated by reference to Exhibit 3(i) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
3(ii)	Bylaws of the Registrant, as amended (composite copy).
4.1	Form of Warrant issued to the Underwriters in the Company's initial public offering (incorporated by reference to Exhibit 1.1 to the Registrant's Registration Statement on Form SB-2 (Commission File No. 33-79116-LA)).
4.2	Rights Agreement dated as of September 20, 2001 between the Registrant and Mellon Investor Services (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-A filed on September 21, 2001).
4.3	Amendment No. 1 to Rights Agreement dated as of March 26, 2002, between the Registrant and Mellon Investor Services, LLC, as rights agent (incorporated by reference to Exhibit 4.2 to the Registrant's Amendment No. 1 to Form 8-A filed on April 17, 2002).
4.4	Form of Warrant for the purchase of shares of Common Stock (incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
4.5	Amendment No. 2 to Rights Agreement dated as of June 17, 2003, between the Registrant and Mellon Investor Services, LLC, as rights agent (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on June 19, 2003).
4.6	Amendment No. 3 to Rights Agreement dated as of December 8, 2003, between the Registrant and Mellon Investor Services, LLC, as rights agent (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on February 10, 2004).
10.1†	Form of Indemnification Agreement for directors and officers of the Registrant (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form SB-2 (Commission File No. 33-79116-LA)).
10.2†	1988 Stock Option Plan, as amended, and forms of stock option agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form SB-2 (Commission File No. 33-79116-LA)).
10.3†	1994 Stock Option Plan, amended as of May 24, 2000, (incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (Commission File No. 333-52042) filed on December 18, 2000).
10.4†	1994 Employee Stock Purchase Plan, amended as of December 7, 2000, (incorporated by reference to Exhibit 99.3 to the Registrant's Registration Statement on Form S-8 (Commission File No. 333-52042) filed on December 18, 2000).
10.5†	1994 Directors' Stock Option Plan, amended as of May 23, 2001, (incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (Commission File No. 333-68844) filed on August 31, 2001).
10.6	Registration Rights Agreement dated as of June 27, 1990, between the Registrant and certain holders of the Registrant's capital stock, as amended by Amendment No. 1 dated as of February 6, 1991 and Amendment No. 2 dated as of April 30, 1994 (incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form SB-2 (Commission File No. 33-79116-LA)).
10.7	Amendment No. 3 to Registration Rights Agreement to include Warrant shares as Registerable Securities (incorporated by reference to Exhibit 1.2 to the Registrant's Registration Statement on Form SB-2 (Commission File No. 33-79116-LA)).

10.8†	Stock Purchase Agreement and related Promissory Note between David N. Ruckert and the Registrant dated as of December 9, 1987, as amended (incorporated by reference to Exhibit 10.14 to the Registrant's Registration Statement on Form SB-2 (Commission File No. 33-79116-LA)).
10.9†	Common Stock Purchase Warrant dated as of June 27, 1988 issued by the Registrant to Philip Wolfson (incorporated by reference to Exhibit 10.15 to the Registrant's Registration Statement on Form SB-2 (Commission File No. 33-79116-LA)).
10.10	Lease Agreement dated December 20, 1993, between the Registrant and Bayside Spinnaker Partners IV (incorporated by reference to Exhibit 10.19 to the Registrant's Registration Statement on Form SB-2 (Commission File No. 33-79116-LA)).
10.11	Form of Agreement between the Registrant and independent sales representatives (incorporated by reference to Exhibit 10.20 to the Registrant's Registration Statement on Form SB-2 (Commission File No. 33-79116-LA)).
10.12†	Consulting Agreement dated August 25, 1994, between the Registrant and Philip Wolfson, M.D. (incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1994).
10.13*	Distribution Agreement dated March 21, 1995, between the Registrant and Mitsubishi International Corporation (incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1994).
10.14	Stock Purchase Agreement dated March 21, 1995, among the Registrant, Mitsubishi International Corporation and Mitsubishi Corporation (incorporated by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1994).
10.15	Promissory Note dated as of October 7, 1996, issued in favor of the Registrant by Steve Keplinger (incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1996).
10.16	Promissory Note dated as of March 25, 1997, issued in favor of the Registrant by Barry Greenwald (incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1996).
10.17	Promissory Note dated as of March 15, 1998, issued in favor of the Registrant by Barry Greenwald (incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1997).
10.18*	Asset Purchase Agreement dated August 31, 1998, by and among Fibre Optics International, Inc., Douglas S. Carver, Dave M. Carver, and the Registrant (incorporated by reference to Exhibit 10.32 to the Registrant's Amended Annual Report on Form 10-KSB/A for the year ended December 31, 1998).
10.19	Asset Purchase Agreement dated as of November 19, 1998, by and among the Registrant, Hillgate (4) Limited, Crescent Lighting Limited, Michael Beverly Morrison and Corinne Bertrand (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on December 4, 1998).

10.20*	Purchase and Take-over Agreement between Frau Claudia Mann, acting for LBM Lichtleit-Fasertechnik and Fiberstars Deutschland GmbH, represented by its Managing Director Herr Bernhard Mann (incorporated by reference to Exhibit 10.34 to the Registrant's Amended Annual Report on Form 10-KSB/A for the year ended December 31, 1998).
10.21*	Asset Purchase Agreement dated as of December 30, 1998, between Respironics, Inc. and the Registrant (incorporated by reference to Exhibit 10.35 to the Registrant's Amended Annual Report on Form 10-KSB/A for the year ended December 31, 1998).
10.22	Multi-tenant Industrial Triple Net Lease last executed December 1, 1998, between the Registrant and Catellus Development Corporation (incorporated by reference to Exhibit 10.36 to the Registrant's Amended Annual Report on Form 10-KSB/A for the year ended December 31, 1998).
10.23	Multi-tenant Industrial Lease Agreement (Modified Gross) dated September 15, 1998, between the Registrant and Harsch Investment Corp., as Agent for MacArthur/Broadway Center, Inc. (incorporated by reference to Exhibit 10.37 to the Registrant's Amended Annual Report on Form 10-KSB/A for the year ended December 31, 1998), as amended by First Amendment to Lease dated December 13, 1999 (incorporated by reference to Exhibit 10.37 to the Registrant's Amended Annual Report on Form 10-K 405/A for the year ended December 31, 1999).
10.24	Amended and Restated Promissory Note dated March 25, 1999, between the Registrant and J. Steven Keplinger (incorporated by reference to Exhibit 10.40 to the Registrant's Amended Annual Report on Form 10-KSB/A for the year ended December 31, 1998).
10.25	Asset Purchase Agreement dated as of January 14, 2000, among the Registrant and Unison Fiber Optic Lighting Systems, LLC (incorporated by reference to Exhibit 7(c) to Advanced Lighting Technologies, Inc.'s Amendment No. 3 to Schedule 13D filed on March 9, 2000).
10.26	Agreement and Plan of Reorganization dated April 18, 2000, between the Registrant and Lightly Expressed, Ltd. (VA), Lightly Expressed, Ltd. (CA), William Leaman and Michael Weber (incorporated by reference to Exhibit 2.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).
10.27	Loan Agreement dated September 1, 2000, between the Registrant and Wells Fargo Bank (incorporated by reference to Exhibit 10.32 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
10.28	Term Commitment Note of the Registrant dated as of September 1, 2000, to Wells Fargo Bank (incorporated by reference to Exhibit 10.30 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
10.29	Revolving Line of Credit Note of the Registrant dated as of September 1, 2000, to Wells Fargo Bank (incorporated by reference to Exhibit 10.31 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
10.30*	Three (3) Year Supply Agreement dated November 30, 2000, between the Registrant and Mitsubishi International Corporation (incorporated by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000).

10.31	Second Amended and Restated Investor Agreement dated March 18, 2004 by and among the Registrant, Advanced Lighting Technologies, Inc., ADLT Class 7 Liquidating Trust; w/a/d January, 2004, and Unison Fiber Optic Lighting Systems, LLC.
10.32*	Exclusive Marketing and Distribution Agreement between the Registrant and Laars, Inc. effective July 31, 2000 (incorporated by reference to the exhibit of the same number to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000).
10.33	Extension—Loan Agreement between the Registrant and Wells Fargo Bank, National Association dated March 23, 2001 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).
10.34	Extension—Revolving Line of Credit Note by the Registrant dated as of March 23, 2001, to Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).
10.35	Continuing Security Agreement, Rights to Payment and Inventory by the Registrant dated as of March 23, 2001, to Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).
10.36	Extension—Revolving Line of Credit Note of the Registrant dated as of August 10, 2001, to Wells Fargo Bank (incorporated by reference to Exhibit 10.30 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
10.37	Consulting Agreement effective as of October 18, 2001, between the Company and John B. Stuppin (incorporated by reference to Exhibit 10.37 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
10.38	Loan and Security Agreement (Accounts and Inventory) as dated December 7, 2001, between Comerica Bank-California, a California banking corporation and the Company (incorporated by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
10.39	Common Stock and Warrant Purchase Agreement, dated March 29, 2002, by and among the Registrant and the investors named therein (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
10.40	Securities Purchase Agreement dated June 17, 2003, by and among the Registrants and the investors named therein (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed on June 19, 2003).

10.41	Form of Warrant by and between the Registrants and each of the investors party to the Securities Purchase Agreement dated June 17, 2003 (incorporated by reference to Exhibit 99.3 to the Registrant's Current Report on Form 8-K filed on June 19, 2003).
10.42†	Form of Indemnification Agreement for officers of the Registrant.
10.43†	Form of Indemnification Agreement for directors of the Registrant.
10.44	Production Share Agreement dated October 9, 2003, by and among the Registrant, North American Production Sharing, Inc. and Industrias Unidas de B.C., S.A. de C.V.
21.1	Significant subsidiaries of the Registrant (incorporated by reference to the exhibit of the same number to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
23.1	Consent of Independent Accountants.
23.2	Consent of Independent Accountants.
31.1	Certification by Chief Executive Officer pursuant to 13a-14(a).
31.2	Certification by Chief Financial Officer pursuant to 13a-14(a).
32.1	Statement of Chief Executive Officer under 18 U.S.C. § 1350.
32.2	Statement of Chief Financial Officer under 18 U.S.C. § 1350.

* Confidential treatment has been granted with respect to certain portions of this agreement.

† Indicates management contracts or compensatory plan or arrangement.

(d) Financial Statement Schedules

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Shareholders of Fiberstars, Inc.
Fremont, California

Our audit of the consolidated financial statements referred to in our report dated February 27, 2004, appearing in Item 15(a)1 of this Form 10-K also included an audit of the financial statement schedule for the year ended December 31, 2003 listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein for the year ended December 31, 2003 when read in conjunction with the related consolidated financial statements.

/s/ Grant Thornton LLP
San Francisco, California
February 27, 2004

REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of Fiberstars, Inc.
Fremont, California

Our audits of the consolidated financial statements referred to in our report dated February 14, 2003, appearing in Item 15(a)1 of this Form 10-K also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 14, 2003

FIBERSTARS, INC.
SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Charges To Revenue	Charges To Expenses	Deductions	Balance at End of Year
	(Amounts in thousands)				
Year Ended December 31, 2003					
Allowance for doubtful accounts and returns	$ 604	$ —	$ 1	$ 141	$ 465
Valuation allowance for deferred tax assets	2,035	—	400	—	2,435
Year Ended December 31, 2002					
Allowance for doubtful accounts and returns	585	—	78	59	604
Valuation allowance for deferred tax Assets	—	—	2,035	—	2,035
Year Ended December 31, 2001					
Allowance for doubtful accounts and returns	1,526	740	274	1,955	585

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereto duly authorized, on the 30th day of March 2004.

Fiberstars, Inc.

By: /s/ David N. Ruckert

David N. Ruckert
Chief Executive Officer
(Principal Executive Officer)

In accordance with the Securities Exchange Act of 1934, this Report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID N. RUCKERT DAVID N. RUCKERT	Chief Executive Officer and Director (*Principal Executive Officer*)	March 30, 2004
/s/ ROBERT A. CONNORS ROBERT A. CONNORS	Chief Financial Officer (*Principal Financial and Accounting Officer*)	March 30, 2004
/s/ JOHN B. STUPPIN JOHN B. STUPPIN	Director	March 30, 2004
/s/ THEODORE L. ELLIOT, JR. THEODORE L. ELLIOT, JR.	Director	March 30, 2004
/s/ JEFFREY BRITE. JEFFREY BRITE.	Director	March 30, 2004
/s/ SABU KRISHNAN SABU KRISHNAN	Director	March 30, 2004
/s/ WAYNE R. HELLMAN WAYNE R. HELLMAN	Director	March 30, 2004
/s/ DAVID TRAVERSI DAVID TRAVERSI	Director	March 30, 2004
/s/ PHILIP WOLFSON PHILIP WOLFSON	Director	March 30, 2004

Exhibit Number	Description of Documents
3(i).1	Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000).
3(i).2	Certificate of Determination of Series A Participating Preferred Stock of the Registrant (incorporated by reference to Exhibit 3(i) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
3(ii)	Bylaws of the Registrant, as amended (composite copy).
4.1	Form of Warrant issued to the Underwriters in the Company's initial public offering (incorporated by reference to Exhibit 1.1 to the Registrant's Registration Statement on Form SB-2 (Commission File No. 33-79116-LA)).
4.2	Rights Agreement dated as of September 20, 2001 between the Registrant and Mellon Investor Services (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-A filed on September 21, 2001).
4.3	Amendment No. 1 to Rights Agreement dated as of March 26, 2002, between the Registrant and Mellon Investor Services, LLC, as rights agent (incorporated by reference to Exhibit 4.2 to the Registrant's Amendment No. 1 to Form 8-A filed on April 17, 2002).
4.4	Form of Warrant for the purchase of shares of Common Stock (incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
4.5	Amendment No. 2 to Rights Agreement dated as of June 17, 2003, between the Registrant and Mellon Investor Services, LLC, as rights agent (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on June 19, 2003).
4.6	Amendment No. 3 to Rights Agreement dated as of December 8, 2003, between the Registrant and Mellon Investor Services, LLC, as rights agent (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on February 10, 2004).
10.1†	Form of Indemnification Agreement for directors and officers of the Registrant (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form SB-2 (Commission File No. 33-79116-LA)).
10.2†	1988 Stock Option Plan, as amended, and forms of stock option agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form SB-2 (Commission File No. 33-79116-LA)).
10.3†	1994 Stock Option Plan, amended as of May 24, 2000, (incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (Commission File No. 333-52042) filed on December 18, 2000).
10.4†	1994 Employee Stock Purchase Plan, amended as of December 7, 2000, (incorporated by reference to Exhibit 99.3 to the Registrant's Registration Statement on Form S-8 (Commission File No. 333-52042) filed on December 18, 2000).

10.5†	1994 Directors' Stock Option Plan, amended as of May 23, 2001, (incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (Commission File No. 333-68844) filed on August 31, 2001).
10.6	Registration Rights Agreement dated as of June 27, 1990, between the Registrant and certain holders of the Registrant's capital stock, as amended by Amendment No. 1 dated as of February 6, 1991 and Amendment No. 2 dated as of April 30, 1994 (incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form SB-2 (Commission File No. 33-79116-LA)).
10.7	Amendment No. 3 to Registration Rights Agreement to include Warrant shares as Registerable Securities (incorporated by reference to Exhibit 1.2 to the Registrant's Registration Statement on Form SB-2 (Commission File No. 33-79116-LA)).
10.8†	Stock Purchase Agreement and related Promissory Note between David N. Ruckert and the Registrant dated as of December 9, 1987, as amended (incorporated by reference to Exhibit 10.14 to the Registrant's Registration Statement on Form SB-2 (Commission File No. 33-79116-LA)).
10.9†	Common Stock Purchase Warrant dated as of June 27, 1988 issued by the Registrant to Philip Wolfson (incorporated by reference to Exhibit 10.15 to the Registrant's Registration Statement on Form SB-2 (Commission File No. 33-79116-LA)).
10.10	Lease Agreement dated December 20, 1993, between the Registrant and Bayside Spinnaker Partners IV (incorporated by reference to Exhibit 10.19 to the Registrant's Registration Statement on Form SB-2 (Commission File No. 33-79116-LA)).
10.11	Form of Agreement between the Registrant and independent sales representatives (incorporated by reference to Exhibit 10.20 to the Registrant's Registration Statement on Form SB-2 (Commission File No. 33-79116-LA)).
10.12†	Consulting Agreement dated August 25, 1994, between the Registrant and Philip Wolfson, M.D. (incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1994).
10.13*	Distribution Agreement dated March 21, 1995, between the Registrant and Mitsubishi International Corporation (incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1994).
10.14	Stock Purchase Agreement dated March 21, 1995, among the Registrant, Mitsubishi International Corporation and Mitsubishi Corporation (incorporated by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1994):
10.15	Promissory Note dated as of October 7, 1996, issued in favor of the Registrant by Steve Keplinger (incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1996).
10.16	Promissory Note dated as of March 25, 1997, issued in favor of the Registrant by Barry Greenwald (incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1996).

10.17	Promissory Note dated as of March 15, 1998, issued in favor of the Registrant by Barry Greenwald (incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1997).
10.18*	Asset Purchase Agreement dated August 31, 1998, by and among Fibre Optics International, Inc., Douglas S. Carver, Dave M. Carver, and the Registrant (incorporated by reference to Exhibit 10.32 to the Registrant's Amended Annual Report on Form 10-KSB/A for the year ended December 31, 1998).
10.19	Asset Purchase Agreement dated as of November 19, 1998, by and among the Registrant, Hillgate (4) Limited, Crescent Lighting Limited, Michael Beverly Morrison and Corinne Bertrand (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on December 4, 1998).
10.20*	Purchase and Take-over Agreement between Frau Claudia Mann, acting for LBM Lichtleit-Fasertechnik and Fiberstars Deutschland GmbH, represented by its Managing Director Herr Bernhard Mann (incorporated by reference to Exhibit 10.34 to the Registrant's Amended Annual Report on Form 10-KSB/A for the year ended December 31, 1998).
10.21*	Asset Purchase Agreement dated as of December 30, 1998, between Respironics, Inc. and the Registrant (incorporated by reference to Exhibit 10.35 to the Registrant's Amended Annual Report on Form 10-KSB/A for the year ended December 31, 1998).
10.22	Multi-tenant Industrial Triple Net Lease last executed December 1, 1998, between the Registrant and Catellus Development Corporation (incorporated by reference to Exhibit 10.36 to the Registrant's Amended Annual Report on Form 10-KSB/A for the year ended December 31, 1998).
10.23	Multi-tenant Industrial Lease Agreement (Modified Gross) dated September 15, 1998, between the Registrant and Harsch Investment Corp., as Agent for MacArthur/Broadway Center, Inc. (incorporated by reference to Exhibit 10.37 to the Registrant's Amended Annual Report on Form 10-KSB/A for the year ended December 31, 1998), as amended by First Amendment to Lease dated December 13, 1999 (incorporated by reference to Exhibit 10.37 to the Registrant's Amended Annual Report on Form 10-K 405/A for the year ended December 31, 1999).
10.24	Amended and Restated Promissory Note dated March 25, 1999, between the Registrant and J. Steven Keplinger (incorporated by reference to Exhibit 10.40 to the Registrant's Amended Annual Report on Form 10-KSB/A for the year ended December 31, 1998).
10.25	Asset Purchase Agreement dated as of January 14, 2000, among the Registrant and Unison Fiber Optic Lighting Systems, LLC (incorporated by reference to Exhibit 7(c) to Advanced Lighting Technologies, Inc.'s Amendment No. 3 to Schedule 13D filed on March 9, 2000).
10.26	Agreement and Plan of Reorganization dated April 18, 2000, between the Registrant and Lightly Expressed, Ltd. (VA), Lightly Expressed, Ltd. (CA), William Leaman and Michael Weber (incorporated by reference to Exhibit 2.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).
10.27	Loan Agreement dated September 1, 2000, between the Registrant and Wells Fargo Bank (incorporated by reference to Exhibit 10.32 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

10.28	Term Commitment Note of the Registrant dated as of September 1, 2000, to Wells Fargo Bank (incorporated by reference to Exhibit 10.30 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
10.29	Revolving Line of Credit Note of the Registrant dated as of September 1, 2000, to Wells Fargo Bank (incorporated by reference to Exhibit 10.31 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
10.30*	Three (3) Year Supply Agreement dated November 30, 2000, between the Registrant and Mitsubishi International Corporation (incorporated by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000).
10.31	Second Amended and Restated Investor Agreement dated March 18, 2004, by and among the Registrant, Advanced Lighting Technologies, Inc., ADLT Class 7 Liquidating Trust; u/a/d January, 2004 and Unison Fiber Optic Lighting Systems, LLC.
10.32*	Exclusive Marketing and Distribution Agreement between the Registrant and Laars, Inc. effective July 31, 2000 (incorporated by reference to the exhibit of the same number to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000).
10.33	Extension—Loan Agreement between the Registrant and Wells Fargo Bank, National Association dated March 23, 2001 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).
10.34	Extension—Revolving Line of Credit Note by the Registrant dated as of March 23, 2001, to Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).
10.35	Continuing Security Agreement, Rights to Payment and Inventory by the Registrant dated as of March 23, 2001, to Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).
10.36	Extension—Revolving Line of Credit Note of the Registrant dated as of August 10, 2001, to Wells Fargo Bank (incorporated by reference to Exhibit 10.30 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
10.37	Consulting Agreement effective as of October 18, 2001, between the Company and John B. Stuppin (incorporated by reference to Exhibit 10.37 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
10.38	Loan and Security Agreement (Accounts and Inventory) as dated December 7, 2001, between Comerica Bank-California, a California banking corporation and the Company (incorporated by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).

10.39	Common Stock and Warrant Purchase Agreement, dated March 29, 2002, by and among the Registrant and the investors named therein (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
10.40	Securities Purchase Agreement dated June 17, 2003, by and among the Registrants and the investors named therein (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed on June 19, 2003).
10.41	Form of Warrant by and between the Registrants and each of the investors party to the Securities Purchase Agreement dated June 17, 2003 (incorporated by reference to Exhibit 99.3 to the Registrant's Current Report on Form 8-K filed on June 19, 2003).
10.42†	Form of Indemnification Agreement for officers of the Registrant.
10.43†	Form of Indemnification Agreement for directors of the Registrant.
10.44	Production Share Agreement dated October 9, 2003, by and among the Registrant, and North American Production Sharing, Inc. and Industrias Unidas de B.C., S.A. de C.V.
21.1	Significant subsidiaries of the Registrant (incorporated by reference to the exhibit of the same number to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
23.1	Consent of Independent Accountants.
23.2	Consent of Independent Accountants.
31.1	Certification by Chief Executive Officer pursuant to 13a-14(a).
31.2	Certification by Chief Financial Officer pursuant to 13a-14(a).
32.1	Statement of Chief Executive Officer under 18 U.S.C. § 1350.
32.2	Statement of Chief Financial Officer under 18 U.S.C. § 1350.

---

* Confidential treatment has been granted with respect to certain portions of this agreement.

† Indicates management contracts or compensatory plan or arrangement.

EXHIBIT 23.1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated February 27, 2004, accompanying the consolidated financial statements and schedules included in the Annual Report of Fiberstars, Inc. on Form 10-K for the year ended December 31, 2003. We hereby consent to the incorporation by reference of said report in the Registration Statement of Fiberstars, Inc. on Form S-8 (File No. 0-24230).

/s/ Grant Thornton LLP
San Francisco, California
March 29, 2004

EXHIBIT 23.2

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 0-24230) of Fiberstars, Inc. of our reports dated February 14, 2003, relating to the consolidated financial statements and financial statement schedule, which appear in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
San Jose, California
March 30, 2004

avid N. Ruckert
esident, Chief Executive Officer, and Director

ohn M. Davenport
hief Operating Officer, Chief Technology Officer

obert A. Connors
ice President, Finance, Chief Financial Officer, Secretary

arry R. Greenwald
enior Vice President and General Manager, Pool and Spa

Steven Keplinger
enior Vice President, Operations and Retail Products

oger Buelow
ice President, Engineering

ob des Enfants
ice President, Fiberstars EFO

n R. Stuppin
hairman of the Board
ormer founder, Autodesk, Inc.

heodore L. Eliot, Jr.
nited State Department, Rank of Ambassador

abu Krishnan
hief Operating Officer, Advanced Lighting Technologies Inc.

effrey H. Brite
irector of Product Development, Gensler

Wayne R. Hellman
hairman of the Board and Chief Executive Officer,
dvanced Lighting Technologies, Inc.

avid Ruckert
esident, Chief Executive Officer, Fiberstars, Inc.

hilip E. Wolfson, M.D.[1,2]
ssistant Professor,
niversity of California School of Medicine, San Francisco

The Annual Meeting of Shareholders will be held at 1:00 p.m. on Wednesday, May 19, 2004, at the principal executive office of Fiberstars, Inc., 44259 Nobel Drive, Fremont CA 94538

Comments and questions about Fiberstars are welcome and should be directed to:

Fiberstars
c/o Investor Relations
44259 Nobel Drive
Fremont, CA 94538
(510) 490-0719

Information on Fiberstars can also be accessed at:
http://www.fiberstars.com

Grant Thornton, L.L.P.
San Francisco, California

Mellon Investor Services
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
(800) 522-6645

Fiberstars, Inc.
44259 Nobel Drive
Fremont, CA 94538
Tel. (510) 490-0719
Fax. (510) 490-3247

32000 Aurora Road
Solon, OH 44139
Tel. (440) 836-7413

Crescent Lighting, Ltd.
Rivermead Industrial Estate
Unit 8, Pipers Lane
Thatcham, Berkshire RG194EP
United Kingdom

Michael Morrison
Managing Director
Tel. (44) 1-635-878888
Fax. (44) 1-635-873888

LBM Lichleit-Fasertechnik
Gewerbegebeit Pollanten
Gutenbergstrasse 5
92334 Berching, Germany

Bernhard Mann
Managing Director
Tel. (49) 8462-94190
Fax. (49) 8462-941919

Except for the historical information contained herein, the matters set forth in this Annual Report, including statements as to future operating results, including probability and cost of goods savings, use of capital resources, our ability to compete, our ability to increase market share and penetrate new markets, and our expectations concerning future product and development, performance and benefits of our products, and benefits of strategic relationships and key employees are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the impact of competitive products, technological advances, general economic conditions, and other risks detailed from time to time in Fiberstars' SEC reports, including those in the section entitled "Factors that May Affect Results" in our Annual Report on Form 10-K for the year ended December 31, 2003. These forward-looking statements speak only as the date hereof. Fiberstars disclaims any intention or obligation to update or revise any forward-looking statements. Fiberstars, BritePak, MaxCore and Fiberstars EFO are our registered trademarks. Other marks referenced herein are the property of their respective owners. This annual report contains statistical data regarding the lighting industry that we obtained from industry publications and the U.S. Dept. of Commerce. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

[1] *Member, Audit and Finance Committee*
[2] *Member, Compensation Committee and Member, Nominating and Corporate Governance Committee*

amounts in thousands, except earnings per share data	*2003*	*2002*	*2001*
Operating Results			
Net sales	$ 27,238	$ 30,960	$ 29,053
Net loss	$ (608)	$ (3,519)	$ (2,128)
Earnings per share	$ (0.10)	$ (0.70)	$ (0.45)
Weighted average shares outstanding	5,993	5,028	4,756
Financial Position			
Working capital	$ 12,449	$ 7,417	$ 8,498
Total assets	$ 24,343	$ 20,101	$ 21,434
Total liabilities	$ 5,169	$ 5,861	$ 5,003
Shareholders' equity	$ 19,174	$ 14,240	$ 16,431